IVANHOE MINES LTD.
Annual Information Form
For the year ended
December 31, 2006
Dated March 30, 2007

Forward-Looking Information
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of the Corporation’s discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which the Corporation carries on business; the timing for completion of the 2007 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the completion of licence transfers and the closing of the Coal Reorganization and completion of an updated mine plan for the Nariin Sukhait Project; the potential sale of the Monywa Copper Project by the Monywa Trust to a third party; the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Corporation’s financial statements; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this Annual Information Form. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This Annual Information Form also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Corporation does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.
Currency and Exchange Rates
In this Annual Information Form, all funds are quoted in United States dollars unless otherwise indicated. References to “$” and “US$” are to United States dollars and references to “Cdn.$” are to Canadian dollars.

The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:
(Stated in Canadian dollars)

	Year Ended December 31
	2006	2005	2004	2003	2002
End of period	1.1653	1.1659	1.2036	1.2924	1.5796
High for the period	1.1726	1.2704	1.3968	1.5777	1.6184
Low for the period	1.0990	1.1507	1.1774	1.2839	1.5155
Average for the period	1.1342	1.2116	1.3015	1.40146	1.5703
The Bank of Canada noon buying rate on March 29, 2007 for the purchase of one United States dollar using Canadian dollars was Cdn.$1.1578 (one Canadian dollar on that date equalled US$0.8637).
Defined Terms and Abbreviations
Throughout this AIF, there are terms that are defined in the document and used only in the relevant section in which they are defined. There are also a number of defined terms and abbreviations that are used consistently throughout the document as follows:
“AMEC” means AMEC Americas Limited;
“Asia Gold” means Asia Gold Corp.;
“Au” means gold;
“BHP Exploration” means BHP Minerals International Exploration Inc.;
“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;
“CIM Standards” means CIM Standards on Mineral Resources and Mineral Reserve Guidelines;
“Coal Division” means a division of the IVN Group that has been established to develop coal resources in Mongolia;
“Coal Reorganization” means the transaction whereby IVN proposes to transfer its Coal Division to Asia Gold in consideration for common shares of Asia Gold, as further described in “GENERAL DEVELOPMENT OF THE BUSINESS — Three Year History — 2006”;
“Common Shares” means common shares in the capital of the Corporation;
“Corporation” means Ivanhoe Mines Ltd.;
“Cu” means copper;
“CuEq” means copper equivalent grade, calculated using assumed metal prices for copper and gold;
“Entrée” means Entrée Gold Inc.;
“Excluded Persons” means a contractually defined class of restricted persons identified as being prohibited from purchasing the Myanmar Assets from the Monywa Trust, which includes IVN, Rio Tinto, and their respective directors, officers and affiliates and citizens or residents or entities controlled by citizens or residents of Myanmar or the United States;
“g/t” means grams per tonne;

“GSC Paper 88 — 21” means the Geological Survey of Canada Paper 88-21 “A Standardized Coal Resource / Reserve Reporting System for Canada”;
“GRD Minproc” means GRD Minproc Limited;
“Hugo Dummett Deposits” means collectively, the Hugo North, the Hugo South and Hugo North Extension deposits;
“Hugo North” means the Hugo North deposit of the Oyu Tolgoi Project;
“Hugo North Extension” means the Hugo North Extension deposit of the Oyu Tolgoi Project, representing the extension of the Hugo Dummett Deposits into Entrée’s Shivée Tolgoi Property;
“Hugo South” means the Hugo South deposit of the Oyu Tolgoi Project;
“IMMI” means Ivanhoe Mines Mongolia Inc. XXK;
“Integrated Development Plan” or “IDP” means a report on the development of the Oyu Tolgoi Project prepared by a group of independent engineering companies in October 2005;
“Investment Agreement” means a comprehensive agreement with the Government of Mongolia that addresses the development and operation of the Oyu Tolgoi Project, including taxation rates, cross-border import/export arrangements, supply of power, labour, land use and water rights;
“IVN” means Ivanhoe Mines Ltd;
“IVN Group” means, collectively, the Corporation and its subsidiaries or a group of subsidiaries, as the context requires;
“Jinshan” means Jinshan Gold Mines Inc.;
“km” means kilometres;
“km2” means square kilometres;
“lb” means pound;
“m” means metres;
“MEL” means Mongolian mineral exploration license;
“Monywa Copper Project” means the copper mine and related deposits located at Monywa, Myanmar;
“Monywa Trust” means an independent third party trust established to hold and sell the Myanmar Assets;
“Myanmar Assets” means all of IVN’s business interests and assets in Myanmar, including in the Monywa Copper Project;
“Nariin Sukhait Project” means the Nariin Sukhait coal project located in Mongolia;
“Nariin Sukhait Technical Report” means a Technical Report on the Nariin Sukhait Property dated March 29, 2007, prepared by Norwest;
“NI 43-101” means National Instrument 43-101 of the Canadian Securities Administrators;
“Norwest” means Norwest Corporation;
“OT Technical Committee” means a joint technical committee established between Rio Tinto and IVN for the development of the Oyu Tolgoi Project;
“Oyu Tolgoi Project” means the Corporation’s copper and gold exploration and development project located at Oyu Tolgoi in Mongolia;

“Oyu Tolgoi Technical Report” means a Technical Report on the Oyu Tolgoi Project dated March 30, 2007 prepared by GRD Minproc;
“oz” means ounce;
“Preferred Shares” means preferred shares in the capital of the Corporation;
“Rio Tinto” means Rio Tinto Plc.;
“Rio Tinto Transaction” means the transaction between IVN and Rio Tinto to establish a strategic partnership for the development of the Oyu Tolgoi Project, as further described in “GENERAL DEVELOPMENT OF THE BUSINESS — Three Year History — 2006”;
“Savage River Project” means the Savage River iron ore project located in Tazmania, Australia;
“Southern Oyu Deposits” means collectively, the South Oyu, Southwest Oyu, Central Oyu and Wedge deposits of the Oyu Tolgoi Project;
“tpd” means tonnes per day; and
“tpy” means tonnes per year.
Conversion Factors
For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 m	0.3048 m	1 foot
0.62 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton
Glossary of Geological and Mining Terms
anomaly: a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
assay: the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.
chalcocite: a form of copper mineral ore that generally contains a high copper content.
chalcopyrite: a form of copper mineral ore that generally contains a low copper content.
concentrate: a product containing valuable metal from which most of the waste material in the ore has been eliminated.
concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.
covellite: a supergene mineral found in copper deposits; a source of copper.

cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.
dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.
fault: a fracture in rock along which the adjacent rock surfaces are differentially displaced.
feasibility study: a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.
flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.
gangue: valueless rock or mineral material in ore.
hypogene: primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.
HQ: diamond drilling equipment that produces a 63.5 millimetre core diameter.
indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.
IP: induced polarization.
kriging: A weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.
leach: to dissolve minerals or metals out of ore with chemicals.
measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined.
mineral resource (deposit): a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.
NQ: diamond drilling equipment that produces a 47.5 millimetre core diameter.
porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained ground mass.
preliminary assessment: a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.
preliminary feasibility study and pre-feasibility study: a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
PQ: diamond drilling equipment that produces an 85 millimetre core diameter.
qualified person: an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.
QMD or quartz monzodiorite: plutonic rock containing quartz, alkali feldspars, plagioclase feldspars and feldspathoid minerals.
RC: reverse circulation.
seam: A stratum or bed of coal or other mineral; generally applied to large deposits of coal.

splits: The division of a bed of coal into two or more horizontal sections by intervening rock strata.
stock: an irregular, metalliferous mass in a rock formation.
strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.
sulphides: compounds of sulphur with other metallic elements.
supergene: ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

CORPORATE STRUCTURE
Name, Address and Incorporation
IVN was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, the Corporation changed its name to Indochina Goldfields Ltd. In March 1994, the Corporation increased its authorized capital from 10,000 Common Shares without par value to 100,000,000 Common Shares without par value and created 100,000,000 Preferred Shares without par value. In February 1995, the Corporation was continued under the Business Corporations Act (Yukon). In July 1997, the Corporation increased its authorized capital to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value. In June 1999, the Corporation changed its name to Ivanhoe Mines Ltd.
The Corporation’s North American headquarters are located at 654 — 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1. The Corporation’s Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation’s registered office is located at 300 — 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.
Intercorporate Relationships
The following sets forth the name and jurisdiction of incorporation of IVN’s principal subsidiaries and the material property of IVN to which that subsidiary relates. Each subsidiary is directly or indirectly wholly-owned by the Corporation:

Name of Subsidiary	Jurisdiction of Incorporation	Applicable Material Property
Ivanhoe Mines Delaware Holdings, LLC	Delaware	Oyu Tolgoi

Ivanhoe Mines Aruba Holdings LLC	Aruba	Oyu Tolgoi

Ivanhoe Mines Mongolia Inc.	British Virgin Islands	Oyu Tolgoi

Ivanhoe Mines Mongolia Inc. XXK	Mongolia	Oyu Tolgoi

Ivanhoe Resources Ltd. (1)	British Columbia	Nariin Sukhait

Carbonado Holding Company Ltd. (1)	British Virgin Islands	Nariin Sukhait

Ivanhoe Coal Holding Company Ltd .(1)	British Virgin Islands	Nariin Sukhait

South Gobi Sands LLC (1)	Mongolia	Nariin Sukhait

(1)	The ownership structure set forth herein for Nariin Sukhait represents the ownership chain established to effect the Coal Reorganization. Upon completion of the Coal Reorganization these corporations will become wholly-owned subsidiaries of Asia Gold. For further information see “DESCRIPTION OF THE BUSINESS — Mongolian Coal Division — Coal Reorganization Transaction”.

GENERAL DEVELOPMENT OF THE BUSINESS
Overview
IVN is an international mineral exploration and development company. The IVN Group’s principal mineral resource properties are the Oyu Tolgoi Project and the Nariin Sukhait Project, both located in Mongolia. The IVN Group also holds interests in several other mineral resource projects, mostly in Asia, and holds significant equity interests in several junior, publicly-listed mineral exploration and development companies.
Three Year History
Throughout the period from 2004 to 2006 IVN focused substantial time and effort on the further development of its Mongolian properties, including in particular the Oyu Tolgoi Project.
2004
In February 2004, IVN completed a preliminary assessment report in respect of the Oyu Tolgoi Project. The report examined development alternatives based on three different production scenarios involving, respectively, a full-scale development in one step with a start-up production rate of 40 million tpy, a two stage build-out option involving the initial development of open pits at the Southwest Oyu and Central Oyu deposits and a start-up production rate of 17 to 20 million tpy followed by an expansion to 40 million tpy through a large open pit at the Hugo South deposit and underground block-caving at the Hugo North deposit and, finally, a stand-alone development of open pits at the Southwest Oyu and Central Oyu deposits at a start-up production rate of 17 to 20 million tpy.
In May 2004, an updated independent resource estimate in respect of the Hugo Dummett Deposits was completed. The estimate consisted of inferred resources on the Hugo Dummett Deposits of 1.16 billion tonnes, grading 1.29% copper and 0.23 g/t of gold, at a 0.60% copper equivalent cut-off. A further updated independent resource estimate was issued in August 2004 in respect of the Southern Oyu Deposits. For these deposits, the estimate included measured and indicated resources of 1.06 billion tonnes, grading 0.47% copper and 0.36 g/t of gold at a 0.30% copper equivalent cut-off down to 560 m below surface and 0.60% copper equivalent cut-off below a depth of 560 m, plus inferred mineral resources totalling 259 million tonnes grading 0.35% copper and 0.20 g/t gold.
In July 2004, IVN completed an underwritten public offering consisting of 20,000,000 Common Shares at a price of Cdn.$7.00 per share for gross proceeds of Cdn.$140 million. The bulk of the proceeds were allocated to ongoing exploration and development expenditures on the Oyu Tolgoi Project, including resource definition drilling, engineering and feasibility study activities.
In October 2004, the Corporation entered into an earn-in and equity participation agreement with Entrée to explore and potentially develop a 40,000 hectare portion of Entrée’s 100%-owned, Shivee Tolgoi (Lookout Hill) mineral exploration concession, which is adjacent to the Oyu Tolgoi Project. Under the terms of the agreement, IVN can acquire an interest of up to 80% in all minerals extracted below a sub-surface depth of 560 m and up to 70% in all minerals extracted from surface to a depth of 560 m on the optioned portion of the Shivee Tolgoi property by incurring $35 million in exploration and/or development on the property over an eight-year period. The Corporation also has the right to acquire all of Entrée’s surface rights on the property by spending a minimum of $3 million in the first year and performing sufficient condemnation drilling to ensure there is no economic mineralization below the surface of the areas directly affected. As part of the transaction, the Corporation purchased 4.6 million units of Entrée, each unit consisting of one common share and one warrant, at a price of Cdn.$1.00 per unit.

In December 2004, the Government of Mongolia repaid to the Corporation the final instalment of principal plus interest on $50 million in treasury bills that were purchased by the Corporation from the Government in December 2003.
2005
In January 2005, the Corporation’s Common Shares commenced trading on the New York Stock Exchange and were concurrently delisted from the NASDAQ Stock Market. The Corporation’s Common Shares were delisted from the Australian Stock Exchange in April 2005.
In February 2005, IVN sold its 100% interest in the Savage River Project to Stemcor Holdings Limited for $21.5 million in cash plus a series of contingent, escalating-scale annual payments based on iron ore pellet prices over a five year period. The annual payments are based on Savage River iron-ore pellet sales of 1.8 million tonnes per year. The amount of the payment is based on an escalating pellet-price formula using the annual Nibrasco/JSM pellet price as the pricing benchmark, with the initial rate being $1.00 a tonne if the annual benchmark price exceeds $30 a tonne, and escalating to a maximum of $16.50 a tonne if annual pellet prices exceed $80 a tonne. The first payment occurred in March 2006, and the final payment is scheduled to occur in March 2010.
In April and May 2005, updated resource estimates were completed for the Hugo Dummett Deposits and Southern Oyu Deposits, respectively. The reports estimated that the Oyu Tolgoi Project contained aggregate measured and indicated resources totalling 1.15 billion tonnes grading 1.30% copper and 0.47 g/t gold at a 0.6% copper equivalent cut-off grade, with an additional 1.16 billion tonnes of inferred resources grading 1.02% copper and 0.23 g/t gold at a 0.60% copper equivalent cut-off grade.
In June 2005, IVN completed an underwritten public offering of 19,750,000 Common Shares at a price of Cdn.$8.00 per share for gross proceeds of Cdn.$158,000,000.
In September 2005, a resource estimate for the Nariin Sukhait Project in Mongolia was completed in which it was estimated that the project contained 72 million tonnes of measured and indicated coal resources and 26 million tonnes of inferred coal resources.
In September 2005, IVN released its Integrated Development Plan, a preliminary assessment report that envisions the staged development of the Oyu Tolgoi Project over a 15 year period as a major copper and gold project having an ultimate mine life of in excess of 40 years. The Integrated Development Plan contemplates the development of the Southern Oyu Deposits through open pit mining and the Hugo Dummett Deposits through underground block cave mining and establishes engineering and production parameters for mining and processing operations.
In December 2005, IVN completed a restructuring transaction with Jinshan whereby IVN received 48,552,948 new common shares of Jinshan in consideration for all of IVN’s participating interest in the CSH 217 Gold Project in China, its interests in all other joint venture arrangements between the parties, certain contractual rights to participate with Jinshan in mineral exploration and development opportunities in China and $3.4 million in cash. At the conclusion of the transaction and including shares issued pursuant to a concurrent private placement to other investors, IVN held approximately 53% of the issued and outstanding common shares of Jinshan.

2006
In January 2006, a reserve estimate was produced upgrading the measured and indicated resources at the Southern Oyu Deposits to the proven and probable reserve categories. The estimate listed 930 million tonnes of proven and probable reserves grading 0.5% copper and 0.36 g/t gold.
In February 2006, the Corporation’s Common Shares re-commenced trading on the NASDAQ Stock Market.
In February 2006, an updated resource estimate for the Nariin Sukhait Project was completed which reported measured and indicated resources of 123.9 million tonnes and inferred resources of 33.7 million tonnes.
In February 2006, an updated independent resource estimate on the Oyu Tolgoi Project was completed, adding inferred resources from Hugo North and Entrée’s Hugo North Extension, and reporting measured and indicated resources (inclusive of reported reserves) of 1.15 billion tonnes grading 1.27% copper and 0.48 g/t gold at a 0.60% copper equivalent cut-off grade and inferred resources of 1.44 billion tonnes grading 1.11% copper and 0.28 g/t gold at the same cut-off.
In April 2006, IVN completed an underwritten public offering which, including the exercise of an over-allotment option, consisted of 18,400,000 Common Shares at a price of Cdn.$10.28 per Common Share, for gross proceeds of Cdn.$189,152,000.
In July 2006, IVN entered into definitive agreements with Asia Gold for the Coal Reorganization. Pursuant to the agreements, all of the coal assets of IVN are to be sold to Asia Gold in consideration for the issuance of 82,576,383 common shares of Asia Gold, which would, when combined with existing shareholdings, give IVN ownership of approximately 90% of Asia Gold’s issued and outstanding shares. The transaction was approved by the shareholders of Asia Gold in August 2006. In connection with the transaction, IVN also provided Asia Gold with interim funding support of up to $10,000,000, with an option to increase such funding to $15,000,000 by mutual agreement.
In September 2006, IVN and Asia Gold extended the completion date of the Coal Reorganization to provide additional time to fulfill closing conditions, including in particular the completion of relevant mineral license transfers in Mongolia.
In October 2006, IVN and a wholly-owned subsidiary of Rio Tinto completed the Rio Tinto Transaction, which transaction established a strategic partnership for the development of the Oyu Tolgoi Project. Pursuant to the Rio Tinto Transaction, Rio Tinto subscribed for 37.1 million common shares at a price of $8.18 per share, for gross proceeds of approximately $303 million and agreed to subscribe for an additional 46.3 million shares at a price of $8.38 per share, for gross proceeds of approximately $388 million, upon the completion of certain conditions precedent, including completion of the Investment Agreement. IVN also issued to Rio Tinto two tranches of approximately 46 million warrants each that entitle Rio Tinto to subscribe for common shares at prices between $8.38 and $9.02 following completion of the Investment Agreement. The relevant agreements also imposed upon Rio Tinto limits on the number of shares it can hold in the Corporation such that its holdings not exceed 40% of the outstanding shares of IVN, subject to certain exceptions. Pursuant to the transaction, the parties established the OT Technical Committee and Rio Tinto agreed to provide the technical services of Rio Tinto for the development of the project on a cost-recovery basis. Rio Tinto became entitled to board seats proportional to its share ownership of the Corporation.
2007 to date
As part of the Rio Tinto Transaction, IVN agreed to divest the Myanmar Assets, and in February 2007, transferred all of the Myanmar Assets to the Monywa Trust , an independent third party trust, in consideration for a promissory note. The sole purpose of the Monywa Trust is to facilitate the future sale of the Myanmar

Assets to one or more arm’s length third parties that do not constitute Excluded Persons. Following the sale of the Myanmar Assets, substantially all of the proceeds will be used to repay the promissory note, with the remainder distributed to the beneficiaries of the trust. See “DESCRIPTION OF THE BUSINESS — Other Assets - Myanmar Trust Arrangements”
Outlook
IVN expects that, for the foreseeable future, it will continue to concentrate most of its business activities and financial resources on the ongoing development of the Oyu Tolgoi Project. While the Corporation will continue, in the near term, to support the incremental development of other projects, including its Coal Division, its Australian assets and its Bakyrchik project, the Corporation is attempting to restructure its operations in a manner that will make these projects largely self-funding. As an example, the Corporation expects that Asia Gold will internally address substantially all funding and operational requirements for the Mongolian coal division if, as and when the Coal Reorganization is completed.
IVN will continue its efforts to successfully complete its negotiations with the government of Mongolia for the Investment Agreement. Finalization of the Investment Agreement has taken much longer than expected to complete. There have been numerous reasons for the hampered progress, including three changes in government since the most recent election in the summer of 2005. Nevertheless, IVN believes the most significant reason for the delay has been political considerations relating to an internal debate by Mongolian stakeholders about the scope of obligations and entitlements of mining companies, the government and other interested parties in the mining industry. Amendments to the Mining Law and related laws implemented in the Spring of 2006 expanded the scope of obligations and entitlements of relevant stakeholders in the mining process, and IVN believes that these amendments represent the current government’s effort to resolve this political impasse.
As a result of the recent amendments to the Minerals Law the nature and scope of the agreement IVN has been negotiating has changed from a more narrowly-based stability agreement that fixed government inputs to a broader “investment contract” concept in which the parties address conduct of operations and an investment in the project itself.
In January 2007, senior representatives of the Corporation began detailed discussions with a nine member working group of the Mongolian Government to conclude the negotiations with the Corporation on the Investment Agreement. This Agreement is anticipated to include such matters as the employment, skills-training and minimum wages of Mongolians on the Oyu Tolgoi Project, the provision of interim power supply and the production of long-term electrical power generation in the South Gobi region, possible development of downstream smelting and refining facilities in Mongolia and the sale of an interest in the project to the Government of Mongolia for fair value and within the range of percentages established under the Mining Law.
IVN is concurrently proceeding with the development of the Oyu Tolgoi Project. This development work includes on-going engineering and mine planning, with a revised integrated development plan contemplated for completion in the second half of 2007.
Risk Factors
IVN may be unsuccessful in completing an Investment Agreement with the Government of Mongolia for the Oyu Tolgoi Project or may only be able to complete the contract on terms that effectively impair the economic viability of the project.
The Investment Agreement with the Government of Mongolia is expected to address a broad range of matters relevant to the Oyu Tolgoi Project, and the nature and scope of the Investment Agreement is of fundamental importance to the viability of the Oyu Tolgoi Project. The amendments to the Mining Law that were implemented in the Spring of 2006 establish a broad framework for an Investment Agreement, and a substantial portion of the terms are subject to the discretion and mutual agreement of the Government and the applicable mining license holder. Current negotiations with the Government on the terms of the Investment Agreement are proceeding in good faith and in a productive manner. Nevertheless, the Mongolian Government can, within the discretionary mandate imposed by the Mining Law, propose to complete the Agreement only on terms that would severely impact the economic viability of the Oyu Tolgoi Project or effectively prevent the Corporation from coming to an agreement with the Government on the Investment Agreement. Any such result would have a significant adverse effect on the development of the Oyu Tolgoi Project and the Corporation itself.
IVN’s ability to carry on business in Mongolia is subject to political risk.
IVN holds its interest in the Oyu Tolgoi Project, the Nariin Sukhait Project and its Mongolian exploration properties through mining licenses and exploration licenses that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, IVN’s ability to conduct operations or exploration and development activities is subject to changes in legislation or government regulations or shifts in political attitudes beyond IVN’s control.
Government policy may change to discourage foreign investment, nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that IVN’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.
There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the value of IVN’s original investment. Similarly, IVN’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licenses in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.
There can be no assurance that IVN will be capable of raising the additional funding that it needs to carry out its development and exploration objectives.
The further development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which it holds interests depends upon IVN’s ability to obtain financing through capital markets, sales of non-core assets or other means. While the share purchase entitlements and obligations of Rio Tinto pursuant to the Rio Tinto Transaction may, if consummated in their entirety, account for a substantial portion of the development cost of the Oyu Tolgoi Project, there is no assurance that IVN will meet the conditions necessary to trigger Rio Tinto’s purchase obligations or that Rio Tinto will exercise its entitlement to subscribe for more share capital pursuant to its warrants and other rights. In particular, Rio Tinto’s obligation to complete the second tranche private placement is subject to the Corporation obtaining an Investment Agreement on terms acceptable to Rio Tinto. Until an Investment Agreement with the Government of Mongolia is actually finalized and approved, it is not possible to predict to what extent the Corporation will be successful in negotiating and obtaining terms and conditions in an Investment Agreement that is acceptable to Rio Tinto. Meanwhile, Rio Tinto’s warrants are exercisable at the discretion of Rio Tinto, and IVN has no control over the decision to exercise those warrants. If the second tranche private placement is not completed and/or the warrants are not exercised by Rio Tinto, there is no assurance that the Corporation will be successful in obtaining financing from other sources necessary for development of the Oyu Tolgoi Project, on favourable terms or at all. Even if Rio Tinto does subscribe for the maximum amount contemplated in the Rio Tinto

Transaction, such amount would not necessarily be sufficient to cover all contingencies relating to the Oyu Tolgoi Project or to develop related projects such as the coal deposits. Depressed markets for precious and base metals may make it difficult or impossible for IVN to obtain debt financing or equity financing. IVN operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for IVN to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause IVN to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations.
The Hugo Dummett Deposit mineral resources and the Nariin Sukhait mineral resources do not have demonstrated economic viability and the feasibility of mining has not been established.
A substantial portion of the mineral resources identified to date on the Oyu Tolgoi Project and all of the resources on the Nariin Sukhait Project are not mineral reserves and do not yet have demonstrated economic viability. There can be no assurance that some or all of these resources will be upgraded to mineral reserves. With the exception of the Southern Oyu Deposits, the feasibility of mining from the Oyu Tolgoi Project and the Nariin Sukhait Project has not been, and may never be, established. There is a degree of uncertainty attributable to the estimation of reserves, resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on the prevailing metals market. Any material change in the quantity of its reserves, resources, grades or stripping ratio may affect the economic viability of a particular property. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
Lack of infrastructure in proximity to IVN’s material properties could adversely affect mining feasibility.
The Oyu Tolgoi Project is located in an extremely remote area, which currently lacks basic infrastructure, including sources of electric power, water, housing, food and transport, necessary to develop and operate a major mining project. While IVN has established the limited infrastructure necessary to conduct its current exploration and development activities, substantially greater sources of power, water, physical plant and transport infrastructure in the area will need to be established before IVN can conduct mining operations. Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and necessary approvals from national and regional governments, none of which can be assured. The Nariin Sukhait Project is similarly located in a remote area.
Mining projects are sensitive to the volatility of metal prices.
The long-term viability of IVN depends in large part on the world market prices of copper and gold. The market prices for these metals are volatile and are affected by numerous factors beyond the Corporation’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies.
The aggregate effect of these factors on metals prices is impossible to predict. Should prevailing metal prices fall and remain below variable production costs of the IVN’s current and planned mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Corporation’s mining, development and exploration activities. IVN would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of IVN’s reserves and resources. These factors could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations, stated reserves and financial condition.
The following table sets forth for the periods indicated (1) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound and (2) the high, low and average London afternoon fixing prices for gold.

	Copper			Gold
Year	High	Low	Average	High	Low	Average

2001	$0.83	$0.60	$0.72	$293	$256	$271
2002	$0.77	$0.65	$0.71	$349	$278	$310
2003	$1.05	$0.71	$0.81	$416	$320	$363
2004	$1.49	$1.06	$1.30	$454	$375	$409
2005	$2.11	$1.39	$1.67	$536	$411	$444
2006	$3.99	$2.06	$3.05	$725	$524	$604

IVN’s business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy.
Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much remains to be done, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.
Recent and future amendments to Mongolian laws could adversely affect IVN’s mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining.
In 2006, Mongolia implemented revisions to the Minerals Law. These revisions continue to preserve the substance of the original Minerals Law, which was drafted with the assistance of Western legal experts and is widely regarded as progressive, internally consistent and effective legislation, but the revisions have also increased the potential for political interference and weakened the rights of mineral holders in Mongolia. A number of the provisions will require further clarification from the Government about the manner in which the Government intends to interpret and apply the relevant law, which could have a significant effect on the Corporation’s Mongolian properties, including the Oyu Tolgoi Project in particular.
The Mongolian government has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. IVN has no reason to believe that the government of Mongolia intends to sponsor or that Parliament intends to enact amendments to the Minerals Law or other legislation that would be materially adverse to the interests of international investors in Mongolia’s mining sector, including those of IVN. Nevertheless, the Oyu Tolgoi Project has a high profile among the citizens of Mongolia and, as a burgeoning democracy, Mongolia has recently demonstrated a degree of political volatility. Accordingly, until these issues are addressed and clarified, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to IVN’s interests or that impair IVN’s ability to develop and operate the Oyu Tolgoi Project on the basis presently contemplated.
IVN may experience difficulties with its joint venture partners.
IVN is currently earning an interest in a property held by Entrée which is adjacent to the Hugo Dummett Deposit. Upon earning an interest, IVN will form a joint venture with Entrée and may in the future enter into additional joint ventures in respect of other properties with third parties. IVN is subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on IVN’s ability to realize the full economic benefit of its interest in the property that is the subject of the joint venture, which could affect its results of operations and financial condition.
IVN may be unable to enforce its legal rights in certain circumstances.
In the event of a dispute arising at or in respect of, IVN’s foreign operations, including the Oyu Tolgoi Project, IVN may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. IVN may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.
The Monywa Trust may not be able to sell the interest in the Myanmar Assets on a timely basis or for its fair value.
Pursuant to the transaction establishing the Monywa Trust, the trust is obligated to sell its interest in the Myanmar Assets to a third party. Until such time as that sale occurs, IVN will not receive the consideration that it is seeking for the project. There are numerous contingencies that could constrain the sale price or otherwise prevent the sale of the Myanmar Assets, including operational problems on the Monywa Copper Project, disputes with the government-controled joint venture partner and a severe decrease in the market price for copper. In addition, there are international sanctions directed at the Government of Myanmar by several constituencies, including the United States, European Union and Canada. While the sanctions in their current form do not affect the IVN’s investments in Myanmar, they effectively reduce the number of potential purchasers for the Monywa Copper Project interest and have, in the past, hindered the orderly conduct of commercial operations. Accordingly, it may be difficult for the Monywa Trust to arrange a sale of the Myanmar Assets on reasonable commercial terms or at all.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact IVN’s business.
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact IVN’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, IVN is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on IVN’s future cash flows, earnings, results of operations and financial condition.
IVN is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect IVN.
All phases of IVN’s operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to a requirement to develop an environmental impact assessment, as well as other environmental protection obligations. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect IVN’s operations. Environmental hazards may exist on the properties in which IVN holds interests which are presently unknown to IVN and which have been caused by previous or existing third party owners or operators of the properties.
Government approvals and permits are sometimes required in connection with IVN’s operations. To the extent such approvals are required and not obtained, IVN may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on IVN and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.
Previous mining operations may have caused environmental damage at current and former IVN mining projects, and if IVN cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective.
IVN has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations current and former mining projects, including at the Monywa Copper Project in Myanmar and the Bakyrchik gold project in Kazakhstan. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by IVN’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless.
The actual cost of developing the Oyu Tolgoi Project may differ significantly from IVN’s estimates and involve unexpected problems or delays.
The estimates regarding the development and operation of the Oyu Tolgoi Project are based on the Integrated Development Plan. This study establishes estimates of reserves and resources and operating costs and projects economic returns. These estimates are based, in part, on assumptions about future metal prices. The IDP derives estimates of average cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of copper and gold from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.
Actual operating costs, production and economic returns may differ significantly from those anticipated by the IDP and future development reports. There are also a number of uncertainties inherent in the development and construction of any new mine including the Oyu Tolgoi Project. These uncertainties include:
•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour, power, water and transportation;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other government permits, and the timing of those permits; and

•	the availability of funds to finance construction and development activities.
The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that our future development activities will result in profitable mining operations.
IVN’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.
IVN conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries’ ability to pay dividends or make other distributions to the Corporation is also subject to their having sufficient funds to do so. If the subsidiaries are unable to pay dividends or make other distributions, IVN’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Corporation may lose all or a portion of its investment in that subsidiary.
There can be no assurance that the interest held by IVN in its exploration, development and mining properties is free from defects or that material contractual arrangements between IVN and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.
IVN has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of IVN. There can also be no assurance that IVN’s rights will not be challenged or impugned by third parties. IVN has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to IVN or at all.

The proceeds from the sale of the Savage River Project are dependent on iron ore prices and the remaining supply of ore at the Savage River Project.
The remaining portion of the proceeds payable to IVN from the sale of the Savage River Project are deferred, and the amount of such payments are dependent on prevailing prices for iron ore (as represented by the Nibrasco/JSM pellet price) in the year that the compensation is paid and the total tonnage of iron ore pellets sold from the Savage River Project in that year. The price of iron ore was at the high end of recent historical trends when the first payment occurred in March 2006, and it has softened since then. Such prices are very volatile and in the past prices have suffered significant declines. Lower prices means lower corresponding payments to IVN than the annual payment received in March 2006. In addition, while current reserve and resource estimates indicate that the mine will be capable of producing sufficient ore to meet the 1,800,000 tpy threshold for the term of deferred payments, there is no assurance that these estimates will actually bear themselves out. If insufficient ore is actually present to produce the maximum threshold amount of ore, then the corresponding payments to IVN will be lower.
Competition for new mining properties by larger, more established companies may prevent IVN from acquiring interests in additional properties or mining operations.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, IVN may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that IVN will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.
IVN has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows.
The Corporation has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. IVN has a limited operating history and there can be no assurance of its ability to operate its projects profitably. While IVN may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that IVN will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.
A substantial portion of IVN’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.
Development of IVN’s mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of IVN’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of IVN.

IVN cannot insure against all of the risks associated with mining.
Exploration, development and production operations on mineral properties involve numerous risks and hazards, including:
•	rock bursts, slides, fires, earthquakes or other adverse environmental occurrences;

•	industrial accidents;

•	labour disputes;

•	political and social instability;

•	technical difficulties due to unusual or unexpected geological formations;

•	failures of pit walls; and

•	flooding and periodic interruptions due to inclement or hazardous weather condition.
These risks can result in, among other things:
•	damage to, and destruction of, mineral properties or production facilities;

•	personal injury;

•	environmental damage;

•	delays in mining;

•	monetary losses; and

•	legal liability.
It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. The incurrence of an event that is not fully covered, or covered at all, by insurance, could have a material adverse effect on IVN’s financial conditions, results of operations and cash flows and could lead to a decline in the value of the securities of the Corporation. The Corporation does not maintain insurance against political or environmental risks. Also, because of the recent major increases in insurance premiums and the inability to obtain full coverage, the Monywa Copper Project is self-insuring on a portion of the mine assets.
As a result of the rights to acquire common shares and other rights granted to Rio Tinto pursuant to the Rio Tinto Transaction, Rio Tinto has the ability to significantly influence the business and affairs of the Corporation.
Rio Tinto’s original subscription for Common Shares, together with the additional rights granted to Rio Tinto in the Rio Tinto Transaction to obtain additional Common Shares pursuant to a second tranche private placement and the exercise of the warrants, will give Rio Tinto the voting power to significantly influence the policies, business and affairs of the Corporation and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of the Corporation’s assets. Subject to certain limited exceptions, Rio Tinto also has a right of first refusal with respect to any proposed disposition by the Corporation of an interest in the Oyu Tolgoi Project. Rio Tinto’s share position in the Corporation and its right of first refusal with respect to the Oyu Tolgoi Project may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Corporation in favour of a third party that otherwise could result in a premium in the market price of the Common Shares in the future.

Rio Tinto will also be able to significantly influence the management, development and operation of the Oyu Tolgoi Project through its representatives on the OT Technical Committee, established to manage the Oyu Tolgoi Project. Provided Rio Tinto maintains a minimum level of shareholding in the Corporation, Rio Tinto’s appointees to the OT Technical Committee will have a veto over certain specified material decisions during the five year period following closing of the first tranche private placement and, thereafter, Rio Tinto appointees will represent a majority of the members of the OT Technical Committee and will thereby be entitled to control the ongoing decisions made by the Technical Committee.
IVN is exposed to risks of changing political stability and government regulation in the countries in which it operates.
IVN holds mineral interests in countries, which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of IVN and may adversely affect its business. IVN’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. IVN’s operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.
In certain areas where IVN is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which IVN operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even the Corporation’s best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats.
IVN conducts certain of its operations through co-operative joint ventures with government controlled entities. While this connection benefits IVN in some respects, there is a substantial inequality with respect to the influence of the parties with the applicable government. Governments in these countries hold a substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arises between joint venture parties. IVN seeks to minimize this issue by including international arbitration clauses in relevant agreements whenever possible and by maintaining positive relations with both its joint venture partners and local governments, but there can be no guarantee that these measures will be sufficient to protect IVN’s interest in these countries.
IVN’s prospects depend on its ability to attract and retain key personnel.
Recruiting and retaining qualified personnel is critical to IVN’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Corporation believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as IVN’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although the Corporation believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.

Certain directors of IVN are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with IVN.
Certain of the directors of the Corporation are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which IVN may participate, the directors of IVN may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. This includes the nominees of Rio Tinto, which is entitled to nominate directors to the board of directors of the Corporation in proportion to its holdings of the Corporation’s issued and outstanding common shares from time to time. Certain of these nominees are or may be directors or officers of, or have significant shareholdings in, Rio Tinto companies or other mineral resource companies and, to the extent that such companies may engage in business relationships with the Corporation, the directors of the Corporation appointed by Rio Tinto may have conflicts of interest in negotiating and concluding terms of such relationships. In all cases where directors and officers have an interest in another resource company, such other companies may also compete with IVN for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the Corporation and will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, IVN will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon Business Corporations Act, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not IVN will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to IVN, the degree of risk to which IVN may be exposed and its financial position at that time.

DESCRIPTION OF THE BUSINESS
Overview
The Oyu Tolgoi Project and the Nariin Sukhait Project have been identified as the mineral properties that are material to IVN.
Qualified Persons
Disclosure of a scientific or technical nature in this Annual Information Form in respect of each of the material mineral resource properties of IVN was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:

Relationship to
Property	Qualified Person	Corporation
Oyu Tolgoi Project	Bernard Peters, GRD Minproc	Independent Consultant
Nariin Sukhait Project	Richard D. Tifft, Norwest	Independent Consultant

Oyu Tolgoi Copper and Gold Project, Mongolia
The information in this Section is based, in part, on the Oyu Tolgoi Technical Report, in accordance with the requirements of NI 43-101. The Qualified Persons for the Oyu Tolgoi Technical Report are Bernard Peters, B. Eng. (Mining), Aus.I.M.M. of GRD Minproc, who was responsible for overall preparation of the report and Southern Oyu mineral reserve estimate, Harry Parker, PhD., P. Geo. of AMEC, who was responsible for preparation of disclosure regarding mineral resources, Mr. Robert Cinits, P. Geo. of AMEC, who was responsible for preparation of disclosure regarding geology, deposit types, mineralization, exploration, drilling, sampling method and approach, sample preparation, analysis and security, data verification and adjacent properties, Allan Haines, BSc., C. Eng., Eur. Ing., MIMMM, of Steffen Robertson Kirsten (Australasia) Pty Ltd., who was responsible for preparation of the subsection on Open Pit Mine Geotechnical and Dean David, B. AppSc (Metallurgy), Aus.I.M.M., of GRD Minproc, who was responsible for preparation of the processing section.
Project Description and Location
The Oyu Tolgoi Project is located in the Aimag (province) of Omnigov, approximately 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China. The property hosts a series of deposits containing copper, gold and molybdenum in a porphyry system. Mineralization has been identified in two deposit groups, called the Southern Oyu Deposits and the Hugo Dummett deposits, contained within an aggregate area of approximately 6.3 km north-south by 3 km east-west.
IVN operates the Oyu Tolgoi Project through its wholly-owned subsidiary, IMMI. IMMI, in turn, holds its rights to the Oyu Tolgoi Project through mining license 6709A (the “OT License”), comprising approximately 8,496 hectares of property. The Mongolian government granted the OT License to IMMI in 2003 along with mining licenses for three adjacent properties identified as mining licenses 6708A, 6710A and 6711A. The OT License includes the right to explore, develop mining infrastructure and facilities and conduct mining operations on the Oyu Tolgoi Project. When originally granted, the OT License had a term of 60 years, with an option to extend the license for an additional term of up to 40 years. In 2006 the Mongolian parliament passed new mining legislation that changes the term of mining licenses to 30 years with two 20 year extensions. It is unclear if this law will be applied retroactively to current licenses.
IVN also holds the right to acquire an interest in approximately 20,000 hectares of MEL 3148X (the “Shivee Tolgoi License”) and approximately 20,000 hectares of MEL 3150X (the “Javkhlant License”) owned by Entrée. IVN holds its rights to the property through an Earn-in Agreement dated October 15, 2004 as amended on November 9, 2004. Pursuant to the earn-in, IVN is entitled to earn up to an 80% interest in minerals below 560 m and a 70% interest in minerals above that point. In order for IVN to earn its full interest in the property, the IVN Group must expend $35 million in exploration and development over an eight year period, which commenced in November 2004. The expenses of holding the MEL must be paid by IVN. The current term of the Shivee Tolgoi and Javkhlant Licenses expire in 2008, at which point the holder has one final right of renewal for a two year period until 2010. Thereafter, the licenses will expire if the holder does not convert the MELs into a mining license. The Shivee Tolgoi License is adjacent to the OT License, and the Hugo North deposit crosses the property boundary onto the Shivee Tolgoi License.
IMMI must pay a yearly per hectare fee to the Mongolian government in order to maintain the OT License in good standing. The license fees are $5 per hectare in years one to three, $7.50 per hectare in years four and five and $10 per hectare thereafter. The property was surveyed by an independent consultant in 2002 and by a qualified Mongolian Land Surveyor in 2004 to establish the legal boundaries of the OT License concession.
Pursuant to the Minerals Law, the Mongolian government assesses a royalty of 5% on the sale value of all minerals mined in the country except gold extracted from placer, which is assessed a royalty at a rate of 7.5% of the sales value of such mineral. IVN holds a 2% net smelter returns royalty over the property covered by the OT License (which does not cover the Entrée related licenses) that was purchased from BHP Exploration in 2003.
Environment
Holders of a mining license in Mongolia must comply with environmental protection obligations established in the Law of Environmental Impact Assessment and the Minerals Law. These obligations include preparation of an environmental impact assessment (“EIA”) for mining proposals, submitting an annual environmental protection plan, posting an annual bond against completion of the protection plan and submitting an annual environmental report.
IMMI has posted environmental bonds to the local government, Khanbogd Soum, for restoration and environmental management work required for exploration and the limited development work undertaken at the site. Following the implementation of required administrative procedures, the bonds will be transferred to and held by the national government in accordance with recent amendments to the Minerals Law. IMMI pays to the Khanbogd Soum annual fees for water and road usage, while sand and gravel use fees are paid to the Aimag government in Dalanzadgad.
IMMI has, through qualified independent consultants, prepared an EIA for Oyu Tolgoi consisting of three parts: (i) road, (ii) water supply, and (iii) mine and processing facilities. The first EIA document, for the transport corridor south of Oyu Tolgoi to the Chinese border, was submitted in April 2004 and approved in May 2004. An amendment to the approved EIA was submitted in December 2006 to allow for an alternative road route to the Chinese border. The second volume of the EIA, covering the supply of water from nearby aquifers, was submitted in June 2005 and approved in September 2005. The third document, incorporating the results of the IDP, was first submitted in January 2006 and, after review by the Mongolian government, the submission was amended in May 2006. An expert committee review of the mine and processing facilities volume of the EIA was completed in September 2006, and further information was submitted in November 2006 to address the issues raised. The EIA remains under consideration with the committee.

IMMI has received approval for supplementary environmental assessments and management plans covering current development work associated with the underground shafts, and is working on further supplementary environmental assessments for temporary site accommodation facilities, waste water treatment, diesel power supply and the excavation of construction materials.
IMMI has retained the Institute of Archaeology at the Mongolian Academy of Science to complete archaeological studies of the Oyu Tolgoi Project. The studies have resulted in the excavation and removal of sites of historical and cultural significance within the Project area in accordance with the relevant Mongolian Laws and custom.
Accessibility, Climate, Local Resources and Physiography
The Oyu Tolgoi Project is located in the South Gobi region of Mongolia, approximately 570 km south of the capital city, Ulaanbaatar. The most prominent nearby community is Dalanzadgad, with a population of approximately 15,000, which is located approximately 220 km northwest of the Oyu Tolgoi property. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a 6 megawatt capacity coal-fired power station. The closest community to the property is Khanbogd, the centre of the Khanbogd Soum. Khanbogd has a population of approximately 2,500 and is located 45 km to the east of the property.
Road access to the property follows a well-defined track directly south from Ulaanbaatar requiring approximately 12 hours travel time in a four-wheel drive vehicle. IMMI has also developed a 2,000 m dirt airstrip within the Oyu Tolgoi property that allows the property to be serviced by a 50 passenger, turbo prop aircraft. Mongolian rail service and a large electric power line lie 350 km east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80 km south of Oyu Tolgoi. The Chinese government has upgraded a highway to the Mongolian border, which now provides a direct link between the border south of Oyu Tolgoi to the trans-China railway system.
The south Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80 millimetres, 90% of which falls in the form of rain with the remainder as snow. Temperatures range from an extreme maximum of about 36 degrees Celsius to an extreme minimum of about -31 degrees Celsius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time. IMMI conducts exploration activities year-round and believes that mining operations can also be run on a year-round basis.
The property ranges in elevation from 1,140 m to 1,215 m above sea level. The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. IMMI believes that this topography will be amenable to the construction of the necessary infrastructure for mining operations, including tailings storage sites, heap leach pads, waste disposal, and processing plant sites. Seismicity studies related to the property have been conducted and IMMI has determined that the seismicity of the project area is generally low.
The Mongolian Minerals Law and Mongolian Land Law govern IMMI’s surface rights on the Oyu Tolgoi Project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws permit license holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities. IVN expects that it will have to negotiate with all three levels of government to ensure access to appropriate land and water rights prior to the commencement of any mining operations.

Power sources are currently sufficient for exploration activities. The nearest power line is 350 km away, so IMMI operates a number of diesel generators for camp electrical needs. A small power station consisting of six one MW diesel generators has been installed to provide power for sinking a shaft on the property. Additional power sources will need to be developed prior to the commencement of mine development and mining operations. IMMI is exploring the possibility of utilizing currently undeveloped coal deposits as a source of power supply.
Water is widely available from shallow wells, and is sufficient for exploration purposes. A more substantial source of water will be required for development and mining operations. Groundwater supply investigations by independent consultants for the Oyu Tolgoi Project have been ongoing since April 2002. IMMI has identified three deep sedimentary groundwater systems within 100 km of the Oyu Tolgoi Project. Investigative drilling of two of these systems and computer modeling of the systems has now been completed and indicates that these groundwater systems will be able to meet the water demand for a production rate of up to 40 million tpy. The Gunii Hooloi aquifer system has been identified as the most suitable supply, with use of water from the systems being subject to finalization of the EIA for the project and the issue of extraction licenses by the Mongolian government. There have been ongoing discussions with the Mongolian Government during 2006 on points related to the issue of extraction licenses and IMMI plans to conduct further drilling and testing to provide data in support of license applications.
Water supply drilling has also been undertaken within the bedrock formations at Oyu Tolgoi, with the aim of developing a temporary construction water supply. Approximately 20 successful, low yielding bores have been drilled, although their supply potential is dependant on aquifer testing planned during 2007 and approval for use from the Government Agencies involved.
History
Old diggings and small amounts of slag found in the area indicate that the Oyu Tolgoi area was subject to small scale mining activity in ancient times. However, modern mineral exploration did not begin in earnest in the area until 1996, when the Magma Copper Company Ltd. began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP Exploration acquired Magma Copper Company Ltd., BHP Exploration continued the reconnaissance program in western and southern Mongolia.
BHP Exploration first visited the Oyu Tolgoi Project in September 1996 as part of its regional reconnaissance program of the south Gobi region. BHP Exploration subsequently applied for, and was granted, an exploration concession covering 1,350 km2. After geological mapping, stream and soil sediment surveys and magnetic and IP surveys, BHP Exploration completed 6 diamond core holes totalling 1,102 m during the 1997 field season. With encouraging results from two of the holes, a second phase of drilling was undertaken in 1998, consisting of an additional 17 widely spaced core holes totalling 2,800 m. These holes failed to return significant mineralization, and BHP Exploration suspended the project pending economic review. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out. BHP Exploration then offered the properties for joint venture.
IMMI originally acquired its interest in the property from BHP Exploration in May 2000 pursuant to an earn-in agreement. Shortly thereafter, IMMI carried out a RC drill program to delineate a chalcocite blanket intersected by one of BHP Exploration’s diamond drill holes. This program consisted of 109 RC holes totalling 8,828 m. In 2001, IMMI continued the RC drilling program to expand the chalcocite blanket and locate additional supergene resources. IMMI also completed three diamond drill holes to test deep hypogene copper and gold potential. One of these holes, OTD 150, intersected 508 m of chalcopyrite-rich mineralization grading 0.81% copper and 1.17 g/t gold, while another hole, OTD 159, intersected a 49 m thick chalcocite blanket grading 1.17% copper and 0.21 g/t gold and 252 m of hypogene covellite mineralization grading 0.61% copper and 0.11 g/t gold.
The diamond drill holes were sufficiently encouraging for IMMI to conduct a major follow-up drill program that resulted in the discovery of the Southwest Oyu deposit. In late 2002, drilling in the far northern section of the property intersected 638 m of bornite-chalcopyrite rich mineralization grading 1.61% copper and 0.07 g/t gold starting at a depth of 222 m. This marked the discovery of the Hugo Dummett Deposits.
IMMI completed the earn-in requirements under the Earn-in Agreement with BHP Exploration by the first quarter of 2002. After certain back-in rights held by BHP Exploration expired, BHP Exploration transferred title to the relevant mineral exploration licenses to IMMI in the summer of 2002. Pursuant to the Earn-in Agreement, BHP Exploration retained a 2% net smelter returns royalty on production from the Oyu Tolgoi Project. IVN acquired this royalty from BHP Exploration in November 2003 in consideration for the payment to BHP Exploration of $37,000,000.
In February 2004, a scoping study was prepared for development of the Oyu Tolgoi Project. The report considered mine development options ranging from a 20-year mine life to a 40-year mine life, with all deposits except Hugo North being mined by open pit and Hugo North being mined by block caving.
In 2005 the Integrated Development Plan was completed. The IDP, a preliminary assessment report, was summarized in a Technical Report dated October 1, 2005, which was filed with applicable Canadian securities regulatory authorities and is available for review at www.sedar.com. The report assesses development alternatives open to IVN and charts an implementation path for developing the Oyu Tolgoi Project.
Geology and Mineralization
The Oyu Tolgoi Project lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The project area falls within the Gurvansayhan Terrane, which consists of highly deformed accretionary complexes and oceanic island arc assemblages. The area is dominated by a broad corridor of major strike-slip faults, contractional fault and fold belts and fault-controlled Mesozoic sedimentary basins.
The Oyu Tolgoi Project area lies within an east to west trending belt of volcanic and sedimentary rocks of continental margin and island arc affinities. The two major stratigraphic sequences recognised in the project area are a sequence of tuffs, basaltic rocks and sedimentary strata of probable island arc affinity, assigned to the Upper Devonian Alagbayan Formation and a sequence of overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, waterlain tuffs and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation. There is also a thin covering of stratified clays and clay-rich gravels overlying the two main sequences, infilling paleochannels and small fault-controlled basins.
The Alagbayan Formation sequence includes four major lithological divisions. The lowest division consists of mafic volcanic flows and volcanogenic sedimentary rocks, often forming a sequence several hundred m thick. Within this division are subunits consisting of volcanogenic siltstone, porphyritic basalt and lapilli tuff to volcaniclastic conglomerate/breccia. These rocks are commonly strongly altered and host much of the contained copper found on the property. The other three divisions include a layer of volcanic rocks of dacitic composition up to 200 m thick, a sequence of clastic sedimentary rocks that overlies the dacitic composition that is up to 100 m thick and a sequence of basaltic flows and volcaniclastic rocks overlain and interstratified with thinly bedded siltstone and massive sandstone averaging up to 600 m thick.
The Sainshandhudag Formation lies above the Alagbayan Formation sequence, and consists of a lower tuffaceous sequence, an intermediate clastic package and an uppermost volcanic sequence. The lowest sequence consists mainly of andesitic lapilli tuff and measures up to 200 m in thickness. The intermediate sequence typically shows a progression from a lower conglomerate-sandstone-siltstone dominant unit to an overlying siltstone-waterlain tuff unit up to 200 m in thickness. The uppermost sequence consists of a thick layer of andesitic to basaltic flows and volcaniclastic rocks comprising several subunits that can be up to 800 m thick.
Interspersed within the principal stratigraphic sequences are several formations of intrusive rocks and several faults. The rock intrusions range from large batholithic intrusions to narrow discontinuous dykes and sills, and consist of at least seven different classes of rock, including mafic dykes with basalt or dolerite, rhyolite dykes and sills, horneblende biotite andesite and dacite dykes and large biotite granodiorite intrusions that forms a dyke system along the western side of the Hugo Dummett deposits. The most voluminous intrusions are a series of QMD intrusions. The porphyry style mineralization at Oyu Tolgoi is genetically linked to these QMD intrusions.
There is a complex network of faults, folds and shear zones that cross-cut and underlie the project. The southern end of the mineralized deposits is bounded by the Solongo fault. All of the significant mineralization discovered on the property is on the northern block of this fault. Other significant faults include the West Bat fault and the East Bat fault, which respectively bound the west and east side of the zone of mineralization constituting the Hugo Dummett deposits.
Southern Oyu Deposits
The Southern Oyu deposits consist of a series of deposits known as Southwest Oyu, South Oyu, Central Oyu and Wedge. These deposits form contiguous zones of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration and host lithology. The boundaries of the individual deposits coincide with major fault zones.
The geology and mineralization of the Southwest Oyu deposit is characterized by a gold-rich porphyry system, with a high-grade core about 250 m in diameter and extending over 700 m vertically (the “Southwest Gold Zone”). Over 80% of the deposit is hosted by porphyritic basalt of the Alagbayan Formation, with the remainder hosted by QMD intrusions. The high-grade core is enclosed by a large, low-grade ore shell approximately 600 m by 2,000 m in area. The system is low sulphide, and the copper and gold mineralization is related to chalcopyrite.
Mineralization at Southwest Oyu consists mainly of finely disseminated pyrite-chalcopyrite with minor bornite and massive chalcopyrite veins cross-cutting and impregnating earlier deformed quartz vein stock works and the basalt and QMD host rocks. The mineralization is related to a late stage sericite and sericite-biotite-albite overprint, which affects the QMD intrusions and basaltic wall rocks. The high grade core is centred on a 10 m to 30 m wide, vein-rich QMD dyke and extends for over 100 m into the adjacent porphyritic augite basalt. Gold to copper ratios vary between 0.5 to one and one to one in the outer margin of the deposits, increasing to approximately two to one into the high grade gold core, with the highest ratios consisting of up to three to one in the deeper parts of the deposit. Outside the Southwest Gold Zone, the augite basalts contain anomalous gold contents, which become subtly gold-richer southward.
South Oyu is a copper porphyry deposit developed mainly in the Alagbayan Formation strata consisting of basalt and dacite tuff units. The deposit is cut by numerous barren dykes, including one major east-west rhyolite dyke that cuts east to west through the middle of the deposit that is up to tens of metres wide. Unlike Southwest Oyu, the South Oyu system is not gold rich. Copper mineralization at South Oyu is associated with stockworks of thin quartz and sulphide veins, and consists of finely disseminated pyrite-chalcopyrite and bornite.

The Central Oyu deposit is hosted in a swarm of feldspar-phyric QMD intrusions, emplaced into porphyritic augite basalt and dacite tuff of the Alagbayan Formation. The basalt flows and dacite tuffs are preserved as a series of isolated, irregular bodies within the QMD dyke swarm, which are up to 200 m thick and extend several hundred metres down dip to the limit of drilling. Mineralization is high-sulphidation type with copper mineralization consisting of covellite, chalcocite, and minor enargite, a body of copper and gold porphyry mineralization consisting primarily of chalcopyrite and a shallow chalcocite enrichment blanket. The high-sulphidation mineralization and its associated advanced argillic alteration and mineralization are telescoped onto an underlying and peripheral porphyry system. The chalcocite blanket appears to overlie the covellite-rich quartz-veined zones in pyrite-rich QMD. The quartz-veined zones are also strongly covellite mineralized. Supergene mineralization underlies a leached cap extending 20 to 80 m below the surface, containing an enrichment blanket with an upper chalcocite and lower covellite zone. The style of mineralization with the largest volume is the high-sulphidation system with finely disseminated pyrite-covellite-chalcocite. The covellite mineralization generally averages about 0.7% copper and is characterized by high pyrite content and minor enargite.
The Wedge deposit occurs as a sequence of Alagbayan Formation strata similar to the South Oyu deposit, except the dacite tuff unit is significantly thicker at up to 180 m. The Wedge deposit is structurally and stratigraphically similar to Central Oyu, with numerous stratigraphic contacts that are relatively continuous, leading IMMI to believe that the two deposits are one structurally intact block that has been displaced downward relative to the other Southern Oyu deposits. Mineralized rocks are cut by numerous barren dykes, including biotite, granodiorite, horneblende, biotite andesites and rhyolite. Mineralization is found mostly in the dacitic tuff, grading downward into chalcopyrite in basalt and QMD rocks. There is little gold mineralization.
Hugo Dummett Deposits
The Hugo Dummett Deposits consist of Hugo South, Hugo North and the Hugo North Extension. These deposits represent a continuous zone of mineralization that is elongated in a north-north-easterly direction over a strike length of at least 3 km. While mineralization of the Hugo Dummett Deposits is virtually continuous, IMMI has divided the mineralized zone into two deposits (Hugo South and a combined Hugo North and Hugo North Extension) for the purposes of resource estimation, development and mine planning. Hugo South and Hugo North are separated by a 110 degree striking sub-vertical fault that displaces Hugo North vertically down a modest distance from Hugo South. Hugo North Extension represents the extension of the Hugo North deposit into the Shivee Tolgoi License.
The Hugo Dummett Deposits occur in a northerly striking, moderately to steeply east dipping monocline that is bounded and intruded by several faults, including a near vertical fault that controls the western edge of the deposit known as the West Bat Fault and a near vertical fault that controls the eastern edge of the deposit known as the East Bat Fault. The host rocks to the deposit are basalt and minor volcaniclastic strata of the Alagbayan Formation and QMD intrusive rocks. These rocks are overlain by dacite tuffs and breccias that form a sequence approximately 100 m to 200 m thick. Overlying the dacite tuffs are sedimentary and volcanic rocks of the upper Alagbayan Formation and Sainshandhudag Formation that is up to 600 m thick in places. Intrusive into main rock formations are a series of QMD intrusions that host most of the mineralization.
The width of the mineralized zone on the Hugo Dummett deposit varies along strike from 200 m to in excess of 500 m. Mineralization dips generally to the east from as low as 40 degrees to up to 80 degrees, but is generally above 60 degrees and increases to sub-vertical at the northern end of Hugo North.
Hugo South consists of a higher copper to gold ratio than Hugo North, averaging 10 to one copper to gold in most of the deposit. It is closer to the surface than Hugo North, with the lowest portion of the deposit approximately 700 m below surface compared to 1,500 m below the surface for Hugo North. Mineralization is centred on a high-grade zone typically grading in excess of 2% copper within a series of intense quartz stockwork veining which, in much of the deposit, is localized within narrow QMD intrusions and extends into the enclosing basalt and dacite tuff. The sulphide mineralization consists of chalcopyrite, bornite, chalcocite and pyrite. The sulphides are zoned, with bornite, chalcocite and tennantite comprising the highest grades, often in excess of 2.5% copper, then grading outwards to chalcopyrite at between 1% to 2% copper and then pyrite-chalcopyrite and other minerals grading at less than 1% copper. The gold-rich QMD does not occur in Hugo South, with the result that the gold grades are typically less than 0.1 g/t while the late, weakly mineralized QMD forms the base of the deposit.
Hugo North contains the same high-grade copper zone as Hugo South, consisting of a zone of intense stockwork to sheeted quartz veins centred on QMD intrusions and extending into the adjacent Alagbayan Formation basalt. Unlike Hugo South, the Hugo North quartz veining also hosts significant gold mineralization. The copper mineralization in the high-grade zone is also greater, at up to 3% to 5% copper, and the main zone is accompanied by a moderate to high-grade copper and gold values in nearby QMD intrusions below and to the west of the intense vein zone. In other respects, Hugo North and Hugo South have similar mineralogy and zonation patterns. Bornite is dominant in the highest grade part of the deposit, at 3% to 5% copper and is zoned outward to chalcopyrite at approximately 2% copper. Copper also occurs at grades of less than 1% in pyrite-chalcopyrite with other minerals and contained mostly in the dacitic tuff sequence.
All of the deposits display alteration zones, including K-silicate, advanced argillic, muscovite/sericite and intermediate argillic styles. The copper in the deposits also correlates with elevated abundances of silver, selenium and tellurium. Small amounts of zinc, arsenic, lead and mercury also occur with or near the high-grade zone.
On the Hugo North Extension, mineralization is similar to that characterizing the northern part of the Hugo North deposit. High copper grades are associated with equally elevated gold values, with copper and gold ratios typically around 2 to 4 to 1. The most significant geological difference between the Hugo North Extension and the main deposit to the south is the greater structural complexity present in the former. This structural complexity is manifested in a more variable strike and steeper dip to the mineralized zone, a higher prevalence of faults, and structurally-induced discontinuities in the high-grade zone. These features are the result of post-mineral deformation.
Both the mineralized zone and lithologic contacts in the enclosing and overlying rocks display an abrupt right-hand stepover of around 200 m, starting at the border of the deposit with the main Hugo North deposit. Drilling in this zone during 2006 has confirmed that this stepover is a flexure/fold with a short, east-west striking limb, rather than a fault offset. North of the flexure, grade continuity is more difficult to predict, and the western margin of the deposit consists of a zone of complex faulting. These faults typically result in a sliver of weakly- to moderately- mineralized QMD lying between the subvertical high-grade deposit core, and non-mineralized Devonian and Carboniferous rocks to the west of the fault system.
Exploration
IMMI’s exploration at Oyu Tolgoi has consisted mainly of remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouger gravity and gradient array IP, as well as extensive drilling. These activities have enabled IMMI to construct detailed geophysical and geological mapping of the entire property, as well as the nearby mining licenses owned by IMMI, and have supplemented the understanding of the property derived from drilling. Outcropping prospects, including Southwest, South and Central Oyu, have been mapped at 1:1,000 scale, while the central part of the exploration block was mapped at 1:5,000 scale. The entire remaining exploration block has been mapped at 1:10,000 scale. In 2004, extensive surface trenching by excavators and shallow overburden RC drilling was conducted to provide bedrock geology over the extensive areas devoid of outcrop. As a result the geology is well defined over the entire 10 km by 8 km concession block.
Gradient array IP has been conducted on north to south, and subsequently east to west lines at 200 m line spacing, with electrode spacing up to 11 km. A further IP survey covered the deposit areas with a more detailed program using multiple electrode spacing. An airborne magnetometer was flown by BHP in the late 1990s at a height of 100 m on 300 m spaced, east to west oriented lines. IMMI conducted magnetometer surveys on the property, with the northern half using east to west oriented lines on 50 m intervals with 25 m spaced readings and Southern Oyu deposits using a north to south orientation for 5 m intervals on 25 m spaced lines.
A gravity survey was conducted, controlled by GPS, with readings on deposit areas taken on 50 m centres and on the extremities at 100 m centres. The Bouger map was reduced to residual gravity for contouring. Telluric electromagnetic surveying was conducted over the eastern half of the concession to identify smaller drainage basins that could have channelled copper-rich waters during the Cretaceous Period.
In late 2004 IMMI began to extend its exploration program to the outlying Oyu Tolgoi concessions, including the mining licences 6708A, 6710A and 6711A and exploration license 3677X that adjoins and extends the southern limits of the mining concessions. A number of chargeability anomalies with similarities to the Oyu Tolgoi anomaly were discovered on the other concessions and IMMI has conducted diamond drilling with negative results to date. Additional evaluation work will continue to be carried out to determine the extent to which other chargeability anomalies might contain sulphide mineralization or precious metals.
IMMI initiated exploration work on the Shivee Tolgoi Property in November 2004 following the signing of the earn-in agreement with Entree. Prior to that time, Entrée had undertaken geochemical remote sensing, geophysics testing, such as ground magnetics, Bouger gravity and pole-dipole geophysical surveying, and geological mapping. Starting at the northern boundary of the OT License, an IP survey was run on 100 m spaced lines oriented east-west to trace the northern projection of the Hugo North Deposit. This initial IP survey used gradient array with 11,000 m AB electrode spacing, covered an area extending 5.6 km north of the boundary and 10 km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays. The IP surveys resulted in the delineation of a significant chargeability feature being traced for approximately 4 km north along strike of the Hugo North deposit. Additional IP chargeability targets were also revealed 2.5 km to 3 km west of the Hugo North trend and are referred to as the Eagle anomalies.
Drilling
Diamond drill holes are the most significant source of geological and grade data for the Oyu Tolgoi Project. From the start of IMMI’s diamond core drill program in 2001 to February 1, 2007, IMMI has drilled approximately 680,000 m of core in over 1,400 drill holes. IMMI currently has 6 drill rigs operating on the property.
IMMI has relied on wireline methods for all drilling, utilizing HQ and NQ size core and some PQ size core for metallurgical testing. At Hugo North, virtually all holes are initiated in PQ size core to a depth of at least 450 m to 550 m. The rest of the drill hole is then continued using HQ or NQ sized core. On two occasions PQ coring was extended to depth of 1,450 m, allowing IMMI to collect large diameter core from the deep Hugo North deposit. Upon completion of all holes, the collar and anchor rods on drill holes are removed, and a PVC pipe is inserted in the hole. Each hole collar is marked by a cement block inscribed with the hole number. The holes are not grouted or back filled with cement so as to allow re-entry of individual holes for surveying checks or to permit IMMI to drill new daughter holes. In future, some holes may have to be grouted or cemented to keep near surface water from entering the underground mine workings.

Drill hole collars are located respective to a property grid by either global positioning system or theodolite and electronic distance measuring instruments. Holes are drilled at an inclination of between 45° and 90°, with the majority between 60° and 70°. The drill contractors take down-hole surveys about every 50 m. Where magnetite is present that will affect the deviation of the compass readings in the survey instruments, gyro compasses are used that are not affected by magnetism in the rock.
IMMI uses standard logging and sampling conventions to capture information from the drill core. The core is logged in detail onto paper logging sheets, and the data are then entered into the project database. The core is photographed prior to being sampled, and the digital photographs are linked to the drill logs enabling the geologist to quickly access specific photographs for any given metre. Drill core is then stacked on pallets in an organized “core farm”. Core recovery in the mineralized units has been usually between 95% and 100%.
IMMI’s current drill program continues to focus on testing the extent to which the mineralized zone of Hugo North extends into the Shivee Tolgoi Property and testing satellite deposits throughout the Oyu Tolgoi Property. IVN is also conducting RC drilling to define the clay cover on the property and underlying bedrock geology for the purpose of a proposed tailings impoundment area.
Sampling, Analysis and Security
IMMI’s sampling procedure includes the collection of core samples taken on continuous 2 m intervals down each drill hole, excluding dykes that extend more than 10 m along the core length. One-half of each NQ and HQ core and one-quarter of each PQ core is taken in the sampling.
The core is split with a rock saw, flushed regularly with cool water. To prevent sampling bias, the core is marked with a continuous linear cutting line before being split. Samples are placed in cloth bags and sent to an on-site preparation facility owned and managed by SGS Mongolia LLC (“SGS Mongolia”) of Australia for processing.
Core samples are initially assembled into groups of 15 or 16, and then interspersed with four or five quality control samples to make up a batch of 20. The quality control samples comprise one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation, a reject or pulp preparation duplicate, which is inserted during sample preparation, and one or two standard reference material samples, which are inserted after sample preparation.
The prepared samples are placed in wooden shipping boxes, locked, sealed with tamper-proof, numbered tags and shipped under the custody of IMMI to Ulaanbaatar, where they are assayed at a facility operated by SGS Mongolia.
Split core samples are crushed to 90% minus 2 to 3 millimetres. A one kg subsample is then riffle split from the crushed sample and then pulverized to 90% minus 200 mesh pulp. A 150 gram sub-sample is split off by taking multiple scoops from the pulverized 200 mesh pulp, which is then placed in a sealed kraft envelope.
All samples are routinely assayed for gold, copper, arsenic and molybdenum. Samples are digested with nitric, hydrochloric, hydrofluoric and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water. Gold is determined using fire assay fusion, while copper and molybdenum are determined using atomic absorption spectroscopy.
Upon receipt of assay results, values for reference material samples and filed blanks are tabulated and compared to an established round robin program. Assay results that deviate from round robin program results beyond pre-set parameters are rejected and subject to re-assay. Until January 2006, IMMI also performed check assays at the rate of one per batch of 20 samples.

The sampling procedure used by IMMI was developed by an independent consultant hired to implement a formal quality assessment and quality control (“QA/QC”) program. IMMI adopted the program in April 2002. The original samples taken from diamond drilling at Southwest Oyu were assayed prior to implementation of the QA/QC program described above. A re-assay program of these early samples indicated a positive bias in the original gold and copper assays of certain samples. Accordingly, resource estimates covering Southwest Oyu include a proportional adjustment of the grades of a number of pre-OTD231 gold assays and copper assays to account for this bias. Since the implementation of the full QA/QC program, IMMI has not been required to conduct re-assay programs or make adjustments for bias to its assay results for subsequent resource estimations.
In preparation for feasibility level metallurgical testing IMMI has conducted a trace element analytical program to map the distribution of potential penalty elements within the deposits. Pursuant to this program, IMMI has prepared 1 in 5 sample composites from reject -200 mesh pulps representing all drill core intersections in the deposits. These samples are sent to an independent laboratory in Canada for 42 element ICP analysis plus sulphur, mercury, uranium and fluorine. Arsenic and fluorine are currently being modelled to provide a global distribution of the potential penalty elements to facilitate blending strategies if required to reduce the effects of these elements in the concentrates.
Mineral Reserves and Resources
The estimates of mineral reserves and resources on the Oyu Tolgoi Project were classified using logic consistent with the CIM definitions referred to in NI 43-101. The most current estimate of mineral resources for the Oyu Tolgoi Project were prepared under the supervision of Harry Parker P. Geo. of AMEC and are contained in the Oyu Tolgoi Technical Report. An estimate of mineral reserves on the Southern Oyu Deposits has been prepared by GRD Minproc, and is also included in the Oyu Tolgoi Technical Report.
In the Oyu Tolgoi Technical Report, a consolidated resource estimate for the Oyu Tolgoi Property is reported as follows:

Total Oyu Tolgoi Project Resources (1)(2)
(based on a 0.60% copper equivalent cut-off)(3)

					Contained Metal(5)
Resource		Cu	Au	CuEq(4)	Cu	Au	CuEq(4)
Category	Tonnes	(%)	(g/t)	(%)	(‘000 lbs)	(ounces)	(‘000 lbs)
Measured	101,590,000	0.64	1.10	1.34	1,430,000	3,590,000	3,000,000
Indicated	1,285,840,000	1.38	0.42	1.65	39,120,000	17,360,000	46,770,000
Measured + Indicated	1,387,430,000	1.33	0.47	1.63	40,680,000	20,970,000	49,860,000
Inferred	1,397,130,000	0.98	0.24	1.13	30,190,000	10,780,000	34,810,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Mineral resources are reported inclusive of mineral reserves.

(2)	This chart includes estimated resources on the Hugo North Extension Deposits located on the Shivee Tolgoi Property, which property is owned by Entrée but subject to earn-in rights by IVN. The estimate includes indicated resources of 117,000,000 tonnes grading 1.8% copper and 0.61 g/t gold and inferred resources of 95,500,000 tonnes grading 1.15% copper and 0.31 g/t gold at a 0.6% cut-off grade on the Hugo North Extension.

(3)	The 0.6% CuEq cut-off has been used to enable comparison with previous disclosures.

(4)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and $350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(5)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
The estimates were based on 3D block models utilizing commercial mine planning software (MineSite®). Industry-accepted methods were used to create interpolation domains, these domains were based upon mineralization and geology. Grade estimation was performed by ordinary kriging. A separate resource model was prepared for each of the deposits. Only hypogene mineralization was estimated, with the exception of a zone of supergene mineralization at Central Oyu. The estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation, as it was found to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions.
Modelling consisted of grade interpolation by ordinary kriging. Only capped grades were interpolated in the Southern Oyu and Hugo South Deposits. Nearest neighbour grades were interpolated for validation purposes. For both copper and gold, on all deposits except Hugo South, an outlier restriction was used to control the effect of high-grade composites. In the Southern Oyu Deposits, resource grades were also adjusted to reflect likely occurrences of internal and contact dilution from unmineralized post-mineral dykes. Validation procedures included Discrete Gaussian change-of-support method, comparisons using a nearest neighbour model and visual checks.
The base case CuEq cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits.

Southern Oyu Resources
The mineral resource grade model on the Southern Oyu Deposits was tabulated above a 0.30% copper equivalent cut-off grade within a pit shell approximating a copper price of $1.15/lb copper and $450/oz gold. These parameters were used as they approximate the effective copper equivalent cut-off grade and pit shell in the reserve estimate on the Southern Oyu Deposits. The grade and tonnages, at a range of copper equivalent cutoff grades are reported below.
Southern Oyu Deposits (1)(2)

					Contained Metals(4)
	CuEq	Tonnage	Cu	Au	CuEq	Cu	Au	CuEq (3)
Southern Oyu Deposits	Cutoff	(t)	(%)	(g/t)	(%) (3)	(‘000 lb)	(oz)	('000 lb)
Measured	1.0	59,550,000	0.77	1.55	1.76	1,011,000	2,970,000	2,311,000
	0.7	84,140,000	0.69	1.25	1.49	1,280,000	3,380,000	2,764,000
	0.6	101,590,000	0.65	1.09	1.34	1,456,000	3,560,000	3,001,000
	0.5	115,180,000	0.61	1.00	1.25	1,549,000	3,700,000	3,174,000
	0.4	123,440,000	0.59	0.95	1.20	1,606,000	3,770,000	3,266,000
	0.3	126,690,000	0.58	0.93	1.17	1,620,000	3,790,000	3,268,000
	0.25	127,550,000	0.58	0.92	1.17	1,631,000	3,770,000	3,290,000
	0.2	127,800,000	0.58	0.92	1.17	1,634,000	3,780,000	3,296,000
Indicated	1.0	102,330,000	0.85	0.82	1.38	1,918,000	2,700,000	3,113,000
	0.7	279,850,000	0.71	0.50	1.02	4,380,000	4,500,000	6,293,000
	0.6	430,830,000	0.63	0.40	0.89	5,984,000	5,540,000	8,453,000
	0.5	617,530,000	0.57	0.35	0.79	7,760,000	6,950,000	10,755,000
	0.4	827,050,000	0.51	0.30	0.70	9,299,000	7,980,000	12,763,000
	0.3	992,400,000	0.47	0.27	0.64	10,283,000	8,610,000	14,002,000
	0.25	1,067,830,000	0.45	0.26	0.61	10,594,000	8,930,000	14,360,000
	0.2	1,143,710,000	0.43	0.25	0.59	10,842,000	9,190,000	14,877,000
Measured+Indicated	1.0	161,880,000	0.82	1.09	1.52	2,926,000	5,670,000	5,425,000
	0.7	363,990,000	0.70	0.67	1.13	5,617,000	7,840,000	9,068,000
	0.6	532,420,000	0.64	0.54	0.98	7,512,000	9,240,000	11,503,000
	0.5	732,710,000	0.57	0.45	0.86	9,207,000	10,600,000	13,892,000
	0.4	950,490,000	0.52	0.38	0.76	10,896,000	11,610,000	15,926,000
	0.3	1,119,100,000	0.48	0.35	0.70	11,843,000	12,590,000	17,270,000
	0.25	1,195,370,000	0.46	0.33	0.67	12,123,000	12,680,000	17,657,000
	0.2	1,271,510,000	0.45	0.32	0.65	12,614,000	13,080,000	18,221,000
Inferred	1.0	3,750,000	0.91	0.48	1.22	75,000	60,000	101,000
	0.7	19,420,000	0.62	0.39	0.87	265,000	240,000	372,000
	0.6	47,390,000	0.51	0.35	0.74	533,000	530,000	773,000
	0.5	103,190,000	0.43	0.31	0.63	978,000	1,030,000	1,433,000
	0.4	181,700,000	0.38	0.26	0.55	1,522,000	1,520,000	2,203,000
	0.3	266,820,000	0.34	0.23	0.48	2,000,000	1,970,000	2,824,000
	0.25	318,380,000	0.32	0.21	0.45	2,246,000	2,150,000	3,159,000
	0.2	394,850,000	0.29	0.19	0.40	2,524,000	2,410,000	3,482,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Mineral resources are reported inclusive of mineral reserves.

(2)	The resources shown above at a 0.3% CuEq Cut-off are inclusive of the resources tabulated at the 0.6 CuEq cutoff in the consolidated resource statement.

(3)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and $350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

In the Southwest Gold Zone at Southwest Oyu, drilling is approximately on a 50 m sample spacing. Inspection of the model and drill hole data on plans and sections in the Southwest Gold Zone area, combined with spatial statistical work and investigation of confidence limits in predicting planned quarterly production showed good geologic and grade continuity. When taken together with all observed factors, it was determined that the blocks covered by this data spacing in the Southwest Gold Zone area may be classified as a measured mineral resource. A three-hole rule was used where blocks containing an estimate resulting from three or more samples from different holes (all within 55 m and at least one within 30 m) were classified as measured mineral resource.
The bulk of the remainder of the Southern Oyu Deposits were estimated at an indicated resource level. The drill spacing is at a nominal 70 m on and between sections. Geologic and grade continuity is demonstrated by inspection of the model and drill hole data in plans and sections over the various zones, combined with spatial statistical work and investigation of confidence limits in predicting planned annual production. A two-hole rule was used where blocks containing an estimate resulting from two or more samples from different holes. For the Southwest Oyu Deposit the two holes needed to be within 75 m, with at least one hole within 55 m. For the remaining deposits, both holes needed to be within 65 m, with at least one hole within 45 m to be classified as indicated mineral resources. All interpolated blocks that did not meet the criteria for either measured or indicated mineral resources were assigned as inferred mineral resources if they fell within 150 m of a drill hole composite.
Hugo Dummett Mineral Resources
A drill spacing of between 135 — 150 m along strike and 75 m to 100 m down dip was adopted for the classification of indicated resource blocks at Hugo Dummett. Blocks that do not meet these criteria but that are within 150 m of a drill-hole composite are classified as inferred resource. Blocks outside of 150 m from a borehole composite are not classified.
For the Hugo North resource estimate, IMMI created three-dimensional mineralized shells or envelopes based on copper grades of 0.6%, and a quartz vein percentage of 15%. For gold interpolation IMMI created two sets of grade shells, one at 0.3 g/t gold threshold and one at 1.0 g/t gold thresh-hold. The shapes were checked for interpretational consistency in section and plan. These shells were then used as interpolation domains. Copper grades for blocks within the copper domains in each deposit or zone were estimated with a hard boundary between the shells. Gold grades for blocks within the gold zone in Hugo North were also estimated with a hard boundary. The background estimation domain used all composites outside of the grade shells.
In Hugo South, a 0.6% copper shell and a 2% copper shell were used to constrain ordinary kriging. All blocks that fell within 150 m of a drill composite were assigned to an inferred mineral resource category. All other blocks were not included in the resource estimate.
The resources of the Hugo North Deposit were updated at an effective date of February 20, 2007. This update included drilling that was completed up to the 1st of November 2006.

Hugo Dummett Deposits — Mineral Resources at 0.6% copper equivalent cut-off(1)

					Contained Metal(3)
	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Deposit	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	('000 lb)
Indicated (Hugo North)	703,200,000	1.82	0.39	2.07	28,215,000	8,820,000	32,091,000
Indicated (Hugo North Extension)(4)	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
Inferred (Hugo North)	722,800,000	0.97	0.30	1.17	15,457,000	6,970,000	18,644,000
Inferred (Hugo North Extension)(4)	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
Inferred (Hugo South)	490,330,000	1.05	0.09	1.11	11,350,000	1,420,000	12,000,000
Total
Indicated (Hugo North and Hugo North Extension(4))	820,200,000	1.82	0.42	2.08	32,910,000	11,080,000	37,611,000
Inferred (Hugo North, Hugo South and Hugo North Extension(4))	1,308,630,000	1.02	0.22	1.16	29,430,000	9,260,000	33,470,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. IVN reports mineral resources inclusive of mineral reserves.

(2)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and $350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

(4)	The Hugo North Extension is located on the Shivee Tolgoi Property, which property is owned by Entrée but subject to earn-in rights in favour of the Corporation.
A further breakdown of the mineral resource inventory of the Hugo North and Hugo North Extension Deposits is set forth below.

Hugo North Mineral Resource Inventory(1)
Indicated

						Contained Metal(3)
Class	CuEq	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Hugo North Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	('000 lb)

Indicated (Hugo North)	3.5	125,300,000	3.74	0.93	4.34	10,331,000	3,750,000	11,989,000
	3	175,400,000	3.49	0.84	4.03	13,496,000	4,740,000	15,584,000
	2	276,900,000	3.03	0.69	3.47	18,497,000	6,140,000	21,183,000
	1	541,600,000	2.15	0.46	2.44	25,672,000	8,010,000	29,134,000
	0.6	703,200,000	1.82	0.39	2.07	28,215,000	8,820,000	32,091,000
	0.3	798,200,000	1.65	0.35	1.87	29,036,000	8,980,000	32,907,000

Indicated (Hugo North Extension)(4)	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000

Total Indicated	3.5	147,600,000	3.73	1.01	4.38	12,138,000	4,790,000	14,253,000
(Hugo North and	3	207,400,000	3.47	0.91	4.05	15,866,000	6,070,000	18,518,000
Hugo North	2	329,200,000	3.00	0.76	3.48	21,773,000	8,040,000	25,257,000
Extension(4))	1	626,400,000	2.16	0.51	2.48	29,829,000	10,270,000	34,248,000
	0.6	820,200,000	1.82	0.42	2.08	32,910,000	11,080,000	37,611,000
	0.3	936,200,000	1.64	0.38	1.88	33,849,000	11,440,000	38,803,000

Inferred

Class						Contained Metal(3)
Hugo North	CuEq	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	('000 lb)

Inferred (Hugo North)	>= 3.5	3,600,000	3.06	1.41	3.96	243,000	160,000	314,000
	>= 3	12,900,000	2.80	0.98	3.43	796,000	410,000	975,000
	>= 2	54,700,000	2.08	0.91	2.66	2,508,000	1,600,000	3,208,000
	>= 1	385,500,000	1.25	0.41	1.51	10,624,000	5,080,000	12,833,000
	>= 0.6	722,800,000	0.97	0.30	1.17	15,457,000	6,970,000	18,644,000
	>= 0.3	1,108,200,000	0.76	0.24	0.92	18,568,000	8,550,000	22,477,000

Inferred	>= 3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
(Hugo North Extension)(4)	>= 3	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	>= 2	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000
	>= 1	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	>= 0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	>= 0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000

Total Inferred (Hugo North and Hugo North Extension(4))	>= 3.5	5,000,000	3.13	1.30	3.96	345,000	210,000	437,000
	>= 3	16,500,000	2.84	0.96	3.45	1,033,000	510,000	1,255,000
	>= 2	65,700,000	2.10	0.90	2.68	3,042,000	1,900,000	3,882,000
	>= 1	447,700,000	1.27	0.41	1.53	12,535,000	5,900,000	15,101,000
	>= 0.6	818,300,000	1.00	0.30	1.19	18,040,000	7,890,000	21,468,000
	>= 0.3	1,260,500,000	0.77	0.24	0.93	21,398,000	9,730,000	25,844,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

(3)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and $350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(4)	The Hugo North Extension is located on the Shivee Tolgoi Property, which property is owned by Entrée but subject to earn-in rights in favour of the Corporation.

A further breakdown of the mineral resource inventory of the Hugo South Deposit is set forth below.
Hugo South Mineral Resource Inventory(1)

						Contained Metal (3)
Hugo South	CuEq	Tonnage	Cu	Au	CuEq (2)	Cu	Au	CuEq (3)
Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	('000 lb)
Inferred	>= 3.5	5,440,000	3.71	0.25	3.87	440,000	40,000	460,000
	>= 3	11,950,000	3.38	0.21	3.51	890,000	80,000	920,000
	>= 2	38,900,000	2.67	0.15	2.77	2,290,000	190,000	2,380,000
	>= 1	203,590,000	1.53	0.09	1.59	6,870,000	590,000	7,140,000
	>= 0.6	490,330,000	1.05	0.09	1.11	11,350,000	1,420,000	12,000,000
	>= 0.3	1,105,600,000	0.67	0.07	0.72	16,330,000	2,490,000	17,550,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and $350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
Southern Oyu Mineral Reserves
In March 2007 GRD Minproc restated the mineral reserve for the Southern Oyu Deposits originally estimated in January 2006. The mineral reserve estimate upgraded the measured and indicated gold and copper resources contained within the planned open-pit deposits in the Southern Oyu Deposits established in the IDP to proven and probable mineral reserve categories. Total proven and probable open-pit reserves are estimated to be 930 million tonnes, with a grade of 0.50% copper and 0.36 g/t gold, containing 8.9 billion pounds of recovered copper and 7.6 million ounces of recovered gold.
Southern Oyu Mineral Reserves — March 2007

					CuEq	Recovered	Recovered
		NSR	Copper	Gold	Grade	Copper	Gold
Class	Ore (tonnes)	$/t	(%)	(g/t )	(%)	(‘000 lbs)	(ounces)
Proven	127,000,000	15.91	0.58	0.93	1.18	1,451,000	2,833,000
Probable	803,000,000	7.96	0.48	0.27	0.66	7,431,000	4,768,000
Total	930,000,000	9.05	0.50	0.36	0.73	8,882,000	7,601,000

The key parameters in determining the Mineral Reserves are (i) assumed metal prices of $400/oz gold and $1.00 /lb copper; and (ii) block value net smelter return (“NSR”) cut-off grades of $3.54 per tonne for Southwest Oyu and $3.39 per tonne for Central Oyu. There was no change in the mineral reserve compared to the previously stated mineral reserves.

In order to estimate the reserves, GRD Minproc relied on the resource model from its prior resource estimates on the Southern Oyu deposits, and then applied proposed mining parameters for mining and processing. This includes pit designs using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the Oyu Tolgoi Technical Report. The estimate was prepared on a simplified project analysis on a pre-tax basis. Key outstanding variables noted by GRD Minproc include the Stability Agreement, marketing matters, water supply and management and power supply.
Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves. The mineral reserve estimate is primarily based on the IDP and relies only on the resources and facilities necessary to support an open pit mine at Oyu Tolgoi. The report only considers mineral resources in the measured and indicated categories, and engineering that has been carried out to a pre-feasibility level or better to state the open pit mineral reserve.
Comparison of the reserve to the total tonnes in the resource model indicates that at the reserve cut-off grades 100% of measured resource tonnage has been converted to proven mineral reserve. The probable to indicated ratios are: tonnage 75%, recovered copper metal 79% and recovered gold metal 70%. Of the total reserve and total resource within the block model, the reserve resource ratios are: tonnage 55%, recovered copper metal 64% and recovered gold metal 70%.
Mineral Processing and Metallurgical Testing
IMMI initiated a metallurgical testwork program in early 2004 which extended through to 2005. This program was designed to confirm the flotation and comminution response of ores from the Southwest, Central, Hugo South, and Hugo North Deposits. Laboratory batch-scale and pilot-plant flotation testwork programs and laboratory-scale comminution testwork were conducted, as well as work to define fundamental flotation and comminution parameters and confirm laboratory-scale testwork in a SAG pilot-plant test program.
The bench-scale flotation testwork was conducted in three phases. First, a flowsheet was developed and optimized for Southwest Oyu ore. A simple, typical flowsheet for porphyry copper ore treatment was found to work well for all ore types, using a primary grind of 80% passing 150 microns, regrinding to 80% passing 25 microns and two or three stage cleaner flotation.
Following flowsheet definition, locked-cycle tests and batch tests were performed on composites corresponding to ore-release schedules, and batch flotation tests were performed on a large number of spatially distributed samples to gauge the variability of flotation response throughout each orebody. The test results were compared and algorithms developed to relate flotation response to mine model parameters, such as head grade and copper/sulphur ratio, to predict metallurgical response to each ore block in the mine plans.
In parallel with the conventional flotation program, kinetic flotation parameters were measured and fit to a flotation simulator to determine the required flotation residence times and circulating load parameters required for the mine plan.
Toward the end of the test period, additional samples were collected from areas of step-out drilling to the north of the original Hugo North sample locations. The resulting data was used to further develop preliminary algorithms to represent metallurgical parameters of Hugo North ores
Processing is amenable to a conventional mill and flotation plant. As part of the work undertaken in relation to the preparation of the mineral reserve, GRD Minproc undertook a review in late 2005 of the previous study work for the Oyu Tolgoi Project dealing with treating open cut ore and the provision of support facilities. The objective of the review was to confirm the process throughput, metal recoveries, project capital and operating costs for incorporation into this report.

In 2006 additional cleaner circuit kinetic testing was conducted on Southern Oyu pit samples. This program was designed to both increase confidence in the metallurgical parameter prediction algorithms and to further enhance the predictive models of flotation behaviour. Concurrent with the Southern Oyu pit program, samples representing each of the upper core of Hugo North were also subjected to kinetic composite and variability testing.
IMMI continues with metallurgical test work on one-quarter of the PQ core samples from the Hugo Dummett Deposits, focused on the southern zone of Hugo North. IMMI is currently conducting grinding tests with a view to providing engineering parameters for throughput assessment of the current grinding circuit design.
IMMI also conducted column leaching test work to assess the potential for copper recovery from heap leaching of both the chalcocite supergene mineralization overlying Central Oyu and from covellite mineralization that underlies the supergene chalcocite blanket. Results of 2006 work have not been analyzed by a qualified person and are expected to be incorporated in the update of the Integrated Development Plan in 2007.
Mine Planning
The fundamental parameters of the mine plan at Oyu Tolgoi were established in the IDP, which was produced in September 2005. The IDP is a preliminary assessment report under the NI 43-101 guidelines and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorised as mineral reserves, and there is no certainty that the preliminary assessment will be realised. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Since the release of the IDP, the resources reported on the Southern Oyu deposits have been upgraded to mineral reserves and updated resource estimates have increased the confidence levels of some resources from inferred to indicated and increased the overall amount of resources on the Hugo Dummett Deposits.
IMMI has continued to advance mine planning, engineering and pre-construction work, and is preparing an updated development plan with a target completion date of the second half of 2007. The updated mine plan will include numerous changes in assumptions and development planning to that reported in the IDP. Updating of the overall mine plan shown in the IDP will be done as a sensitivity analysis to the mineral reserve case.
2005 IDP Mine Plan
The IDP envisions the staged development of the Oyu Tolgoi Project, over a 15-year period, as a major copper and gold mining complex having an ultimate mine life that is expected to exceed 40 years. The IDP consists of a feasibility-level evaluation of an initial, large open-pit mine developed on the near-surface Southern Oyu deposits and a pre-feasibility-and scoping-level evaluation of the associated infrastructure, such as power supply, and at least two very large underground block cave mines at the Hugo Dummett deposits.
It is contemplated that the open pit mine be developed in nine stages. The first three stages cover Southwest Oyu and the Wedge deposit, while later stages would expand to Southern Oyu and Central Oyu. Accordingly, the ore feed will focus on the gold-rich areas of the Southern Oyu deposits for the initial stages. Starting in stage 4 when production moves to South Oyu and Central Oyu, gold grades will drop significantly. The IDP only addresses development of the first four stages of the open pit, with the remaining five stages available to expand the project life beyond the current schedule.
On the Hugo Dummett Deposits, block cave mining is contemplated. This method will require the development of deep production shafts to provide access for personnel, equipment and supplies and for hoisting ore and waste. IMMI is in the process of developing an approximately 1,200 m shaft to access Hugo

North. The IDP contemplates a total of four shafts for Hugo North over the 15-year build-out. At appropriate depths, IMMI would commence lateral development to extract ore. On Hugo North, IMMI would extract the ore through two rows of lateral development (lifts). Mining would target the 2% plus copper shell identified in Hugo North. The Hugo South Deposit would also be developed through block-cave mining, but only under an expanded production mining scenario.
It is proposed in the IDP that ore be treated in a conventional flotation concentrator, using conventional technology. An ore-processing flow sheet was proposed based upon a large flotation concentrator using conventional 40-foot-diameter semi-autogenous (“SAG”) mills, ball mills and flotation. The current estimates for capacity are 20 million tpy (70,000 tpd) for the plant, with a second facility being built under the expanded case to accommodate a production increase to 40 million tpy (140,000 tpd). The concentrate would then be sold to smelters. During the initial three years of operation, mill feed would be primarily sourced from the Southwest Oyu open pit while the initial underground block cave mine at the copper-rich, higher-grade Hugo North Deposit was being developed. After year 3, production from the Hugo North Deposit would commence. By year 5, Hugo North would be the predominant source of mill feed for the concentrator. By year 6, open-pit production would be curtailed and only stages 1 and 2 of the ultimate nine-stage open-pit mine plan would have been mined. In this Base Case scenario, Hugo North would provide the mill feed to beyond year 40.
Phase 2 of the IDP, the Expanded Case, would be initiated with a decision in year 3 to develop a block-cave mine at the Hugo South Deposit and proceed with the stripping of stages 3 & 4 of the open-pit mine. The capacity of the concentrator would be doubled through the addition of a second SAG milling circuit and related infrastructure increases, to increase Oyu Tolgoi’s combined open-pit and underground production to at least 140,000 tpd by year 7. Hugo North mill feed, combined initially with feed from stages 3 & 4 of the open-pit mine, would ensure that the 140,000 tpd production rate was maintained. By year 12, when production from Hugo South would commence, underground production alone is expected to reach 140,000 tpd.
The IDP indicates that Oyu Tolgoi could produce approximately 35 billion pounds of copper and 11 million ounces of gold over the projected, initial 35-year life of the mine, based on resources delineated as at the date of the IDP, with average annual production at approximately one billion lb of copper and 9,000,000 oz of gold under the Expanded Case.
Following the reporting of the mineral reserve for the Southern Oyu Deposits, the IDP remains relevant in the context of a sensitivity showing overall development of Oyu Tolgoi mineral resources. The IDP financial models were constructed using a base copper price of $1.00/lb and a base gold price of $400/oz, and are based on interpretation of tax, mining and other relevant Mongolian laws in effect at the time. The estimated net present value (“NPV”) of the Oyu Tolgoi Project, assuming the Expanded Case production is developed as scheduled to 140,000 tpd at an 8% discount rate, is $3.44 billion before tax and $2.71 billion after tax. At a 10% discount rate, the NPV is $2.40 billion before tax and $1.85 billion after tax. At an 8% discount rate, the internal rate of return (“IRR”) of the Expanded Case is 19.75% after tax, and the payback period is 6.5 years. The IDP is a preliminary assessment report under the NI 43-101 guidelines and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorised as mineral reserves, and there is no certainty that the preliminary assessment will be realised. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The engineering assessment of initial capital required to fund the open-pit mine and the associated milling complex, capable of processing 70,000 tpd, was estimated at $1.15 billion. In addition, $232 million would be expended during the same period to advance the development of the underground Hugo North Mine. This initial expenditure would carry the project through a six-month ramp-up period to reach full production of 70,000 tpd.

The IDP’s sensitivity analysis shows that the project’s rate of return is most sensitive to changes in the copper price, followed by changes in operating costs, capital costs and copper recovery. The project is far less sensitive to changes in gold price or power costs.
The IDP was prepared in September 2005, prior to the implementation of amendments to the Minerals Law in the Spring of 2006 and without reference to a completed Investment Agreement. The Corporation expects that the updated development plan will include several adjustments to the financial inputs and conclusions set forth in the IDP based on changes to mine planning and changing assumptions regarding price and costs to reflect current realities.
Southern Oyu Open Pit Reserve Financial Results
The reserve estimate for the Southern Oyu Deposit open pit is considered to be the initial stage of development of the entire Oyu Tolgoi mineral resources, and the development parameters for the Southern Oyu Deposit that form the basis of the reserve estimate are contained in the Oyu Tolgoi Technical Report. A detailed financial model was developed based on the open pit mining plan developed for the open pit reserve study. The assumptions used for the financial analysis indicates that the pre-tax project NPV at an 8% discount rate is $177 M and after tax is $122 M. The IRR is 9.89% after tax and the payback period is 5.8 years, relying on an assumed copper price of $1.00/lb and gold price of $400/oz.
Post-IDP Engineering and Construction
Following completion of the IDP, IMMI retained Fluor Canada, Ltd. to review and assess the process criteria and infrastructure stipulated in the previous studies through a Review and Strategic Planning Period (“RSP”). In addition to a detailed review of the process and infrastructure planning, the RSP period also had as its objective the development of definitive contracts between various Fluor entities and IMMI for the design, procurement and construction management of the copper concentrator portion for the Oyu Tolgoi Project. An additional set of contracts were also developed which established Fluor as the overall project management contractor for the project.
Basic engineering was initiated with Fluor Canada Ltd. in April 2006, and by the end of 2006 engineering of the concentrator exceeded 30% complete. In the course of the RSP and engineering work, Fluor has recommended incremental design improvements and adjustments to the mine plan originally established in the IDP that are currently under review by the Corporation. Such adjustments are anticipated to be more definitively addressed in the update to the Integrated Development Plan. Some of the key adjustments contemplated are the implementation of a “starter mine” at Hugo Dummett consisting of a smaller scale block cave mine that would become operational shortly following the commencement of open pit mining operations on the Southern Oyu Deposits, processing approximately 7 million tpy of ore; an overall increase in the initial production rate from 70,000 tpd to approximately 100,000 tpd; and substitution of the large SAG mill originally contemplated in the IDP for two smaller SAG mills, each coupled with two ball mills, that will have a larger overall capacity and mitigate project risk attributed to having only one large SAG mill.
Engineering associated with the extensive infrastructure required for the Oyu Tolgoi project is also progressing and consists of temporary construction and permanent living and messing accommodations, warehousing, administration offices, shops, water supply, effluent treatment, construction and emergency power systems.
To date, only minor construction work required to support the administration and accommodation of the labour force essential to the development of the exploration shafts for Hugo North has been implemented.

Development to Date
IMMI and the independent consultants working on the mine plan also continue to analyze the data and adjust mine planning parameters based on their increasing understanding of the deposits. IMMI expects that a revised mine plan will be completed as IMMI confirms the basis upon which it decides to amend mine plans and confirms the appropriate adjustments to the development timetable.
IMMI has installed surface facilities associated with an initial shaft on the Hugo Dummett Deposits (“Shaft #1”). In February 2006, IMMI began to sink Shaft #1 and by late March had reached a depth of close to 900 m. It is anticipated that sinking of the shaft will be complete in late 2007. The facilities include a headframe, hoisting facilities, power station, air compressors and ventilation equipment. The design allows for future conversion to permit the shaft to be used as a permanent hoisting facility.
Shaft #1 is being excavated to a diameter of 7.3 m and will be concrete lined to a finished diameter of 6.7 m. The shaft is planned to be sunk to a depth of 1,220 m. After completion of the shaft, drives will be developed at the proposed Lift 1 elevation of the contemplated Hugo North block cave mine. Two main drifts will be developed; one will be aligned with the centre of the orebody and will be developed at undercut level; a second will be developed at the perimeter of the orebody at the extraction level. The drives will enable further resource drilling and will provide geotechnical information to support completion of the mine design.
Engineering and procurement activities for a second shaft (“Shaft #2”) are in progress. Shaft #2 will be a combined production/service shaft and is being designed to accommodate two 54 tonne capacity skips and a cage with a payload capacity of 44 tonnes. The cage will be dimensioned to accept underground mobile equipment and rail equipment. This shaft will have a finished diameter of 10 m and will be sunk to an initial depth of 1,466 m. IMMI contemplates extending the Shaft by a further 300 m in depth at a later stage to provide service cage access to Lift 2 of the proposed Hugo North block cave mine.
Current Exploration Activities
The Corporation completed approximately 77,000 metres of drilling on the Oyu Tolgoi Project during 2006, including exploration on Shivee Tolgoi. Significant geotechnical drilling also was undertaken to locate the shaft farm, specifically for Shaft #2, and evaluate the access route from the shaft farm into the Hugo North block-cave production level. Sterilization drilling was done under the new concentrator site selected by Fluor, the construction camp location and the primary crusher site.
Exploration and sterilization drilling two km east of a proposed airport site, which is approximately six kilometres north of the northern end of the Hugo North extension, has resulted in the discovery of low-grade copper-gold mineralization hosted in basaltic volcanic and quartz monzodiorite intrusive rocks of similar age and composition to the Oyu Tolgoi deposits. Approximately 12,400 metres of the drilling reported was completed in this area. Drilling has been suspended on this target pending review of the results and additional surface geophysical work.
Geotechnical drilling intended to further define the geotechnical characteristics of the Hugo North Deposit continued through the end of 2006 and first quarter of 2007. A total of four holes have been collared and completed on the Hugo North Extension immediately north of the Shivee Tolgoi Property line and two additional holes are in progress. Drilling on the Hugo North Deposit is designed to provide pre-feasibility level information on the caving characteristics of the deposit and geotechnical characteristics on the North West Boundary Fault, which will influence future development decisions on the Hugo North Extension Deposit.
Mongolian Coal Division
Since 2003, IVN has actively pursued the identification and development of coal resources in Mongolia. IVN has advanced this interest through the acquisition of MELs and preservation of coal-related interests in MELs that are prospective for coal deposits, including the retention of all coal rights in connection with a transaction involving the transfer of substantial Mongolian landholdings to Asia Gold in 2003. To that end, IVN has established a separate ‘Coal Division’ consisting of its own personnel and operations, with Gene Wusaty appointed as President of the Coal Division in August 2006. The Coal Division has actively explored for potential coal resources in a number of areas throughout southern Mongolia since 2004.
As of the end of 2006 the Coal Division held, directly or indirectly, thirty five MELs totalling over 1.68 million hectares of land in the south Gobi area of Mongolia that are primarily prospective for coal resources. Within these landholdings the Coal Division has identified a number of separate coal deposits or areas of prospective coal mineralization on its properties, including in particular the Nariin Sukhait Project, which prospect has been advanced to the level of resource estimation and is now being subjected to economic analysis for potential mining operations. Legal ownership of the seven MELs constituting the Nariin Sukhait Project is split between Asia Gold and IMMI, with IMMI holding the beneficial right to all coal-related resources in the Asia Gold-held MELs pursuant to the Coal Rights Retention Agreement. Three of these MELs were granted in 2002, renewed in 2005 and will expire in 2007 with one further entitlement to a two year renewal. The remaining 4 MELs were issued in 2003 and renewed in 2006 until 2008, with one further entitlement to a two year renewal.
Coal Reorganization Transaction
In August 2006, Asia Gold’s minority shareholders approved the Coal Reorganization, whereby all of the coal related assets of IVN are to be transferred to Asia Gold in consideration for approximately 82.6 million shares of Asia Gold. As a result of the transaction, the Mongolian coal division will be represented by a stand-alone publicly listed operating company. Upon completion of the transaction, Asia Gold anticipates changing its name to Ivanhoe Coal Ltd.
Completion of the Coal Reorganization is conditional upon the transfer of the relevant MELs to a designated holding company that will assume direct ownership of the Mongolian coal division. These transfers have been subject to delays with the Cadastral Office of the Mineral Resources and Petroleum Authority of Mongolia (the “Cadastral Office”). The transfer applications were finally accepted by the Cadastral Office in October 2006. In March 2007, IVN was notified that twenty-five of the licences, including two key licenses for the Nariin Sukhait Project, received approval from the Cadastral Office. The Corporation and Asia Gold have agreed to extend the closing date of the Coal Reorganization on an indefinite basis in order to accommodate these delays. It is expected that the Coal Reorganization will be completed shortly after the formal license transfer process in Mongolia is concluded.
Nariin Sukhait Project
The bulk of the information in this Section is derived from the Nariin Sukhait Technical Report. Richard D. Tifft and Patrick P. Riley, both qualified persons within the meaning of NI 43-101, prepared the Nariin Sukhait Technical Report on behalf of Norwest.
Project Description and Location
The Nariin Sukhait Project is located in the southwest corner of the Omnogovi Aimag (Province) of Mongolia. The project is within the administrative unit of Gurvantes Soum, 320 km southwest of the provincial capital of Dalanzadgad and 950 km south of Ulaanbaatar.
The project property surrounds and is adjacent to an existing open-pit coal mine (the “MAK Mine”) which is owned and operated by MAK-Qin Hua Mongolian/Chinese Joint Venture (“MAK”). The MAK Mine, held under a mining license covering a 28.8km2 area, currently consists of two open-pits.
The resources identified to date on the Nariin Sukhait Project are contained within two contiguous MELs that cover and area of 1,103 km2. Since IMMI acquired its initial interest in the property, a total of seven MELs, currently encompassing an area of 3,877 km2 have been granted that now constitute the Nariin Sukhait Project. The Corporation and Asia Gold are parties to a Coal Rights Retention Agreement dated July 31, 2003, as amended and restated January 31, 2005 pursuant to which the Corporation holds the rights to all coal mineralization in, on or under the properties covered by certain MELs held by Asia Gold, including those covering a portion of the Nariin Sukhait Property. Asia Gold retains the rights to any and all other minerals in, on or under the relevant properties.
MELs are granted by the Mongolian government for a period of three years with the right to extend the period twice for two additional years each. Following a successful exploration program, an exploration license holder can apply for a mining license to any potion of the exploration license. A mining license is granted for a period of 30 years, with the right to extend the period twice for 20 additional years with each extension.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Nariin Sukhait Project is located in south-central Mongolia, approximately 40 km north of the border with China, and within the physiographic region of the Gobi Desert. The deposit lies within the administrative unit of Gurvantes Soum within the Omnogovi Aimag. The area currently supports a traditional subsistence economy focused on raising sheep, goats, and camels.
The surface expression of the deposit ranges from flat, gravel-covered desert plains to moderately hilly terrain. Surface elevation ranges from 1515 to l555 m above sea level. Vegetation is sparse, consisting primarily of small shrubs and grasses. The region experiences a continental desert climate. Temperatures typically range from 0 degrees to -30 degrees C in the winter, increasing to 30 degrees to 35 degrees C in the summer months. High winds occur frequently particularly throughout the spring. Average rainfall is approximately 530 mm with most precipitation occurring during the summer months. The weather is acceptable for exploration activities from April through October. Exploration activities are not recommended during the harsh winters; however, the climate is expected to allow year-round mining operations.
An on-site airport has been permitted as of September 2006, and Nariin Sukhait can now be reached via chartered aircraft from Ulaanbaatar. Regular air service is also available from Ulaanbaatar to Dalanzadgad. Travel from Dalanzadgad to the property takes approximately seven hours over unpaved roads. All parts of the property can be reached with four-wheel-drive vehicles.
A new Chinese rail line was completed and became operational during 2006, connecting the Nariin Sukhait area with the interior of China. The railroad terminus is approximately 40 km south of the resource areas at Nariin Sukhait. Coal trucks travel overland from the neighbouring MAK-Mine to the railroad terminus located on the Chinese side of the border. Electrical power is available from a powerline distributing power from China to the MAK Mine. There is currently no surface water available in the immediate area of the Nariin Sukhait deposit; however water supply wells have been drilled as part of an on-going hydrological investigation.
History
The first geological investigations at Nariin Sukhait occurred between 1951 and 1952 and included mapping at a scale of 1:500,000. Coal was first identified at Nariin Sukhait in 1971. The first comprehensive study of the Nariin Sukhait deposit was undertaken in 1991. This study included field mapping, trenching, the drilling of 34 boreholes, analysis of coal quality, and the calculation of resources for the two most promising resource areas, now controlled by MAK-Quin Hua.
The Nariin Sukhait Project is adjacent to and surrounds the MAK Mine, which commenced operating in 2003. The MAK Mine is currently extracting coal from two open pits in the 5 Seam. Annual production is estimated to be approximately 2,000,000 tpy of both thermal and coking blend coal. The mine operates with a mixed

Chinese and Mongolian workforce of approximately 100 miners. Coal and overburden are removed by excavators and front loaders. Road-hauling tractor-trailer trucks are loaded directly in the mine.
Geology
The coal-bearing rocks at Nariin Sukhait are believed to be of late Permian age. Coal was deposited along the margins of tectonically active continental basins. The region has subsequently undergone Basin and Range style extensional tectonics followed by a period of compressional folding and faulting.
Regional Setting
The South Gobi region of Mongolia reflects a complex geologic history of continental accretion and Basin and Range style crustal extension. The region is dominated by elongate, east-west trending mountain ranges and intervening basins. The intervening basins comprise sediments of Late Cretaceous to Permian age, overlain by a relatively thin Quaternary gravel layer or thin Aeolian deposit. The mountain ranges separating these sedimentary basins comprise mostly crystalline basement rocks dominated by intermediate to high angle faults that show evidence for both compressional and extensional movement.
Coal Occurrences
The most prominent feature relating to the coal deposit at Nariin Sukhait is the arcuate east-west trending Nariin Sukhait fault. The coal bearing section, interpreted to be late Permian in age, is exposed primarily in a window adjacent to the Nariin Sukhait fault. The only place where the fault is exposed is in the MAK Mine, where it appears as an intermediate angle structure (40-50 degrees) in their West pit. The Coal Division holdings at Nariin Sukhait contain two distinct resource areas within the window of upper Permian rocks the South-East Field and the West Field.
Initial work at Nariin Sukhait described the existence of 10 coal seams and estimated the overall thickness of the coal bearing section at 1,370 m. Cumulative thickness of the coal was given as a range of 68 to 250 m, with the bulk of the resources found within the 5 Seam. Exploration activities undertaken by the Coal Division have also focused on the thick coal of the 5 Seam, but additionally have defined further resources in packages of “upper seams” located above this horizon. This work has shown that what was previously named as a single seam often contains a number of discrete coal seams separated by rock partings of highly variable thickness and extent. As such, modeling efforts have required the organization of these coal packages into a number of coal series. The thick seam originally identified as the 5 Seam in outcrop has retained that designation, but the discovery of splits above and below this has required a number of additional correlatable seams to be designated as a series of seams within what is now the 5-Series.
The remainder of the resources are found in the 8, 9, and 10 Series, which each contain a number of discreet coal seams. The 4 Seam and 7 Seam are recognized in a number of drill holes, but do not appear to represent any significant resources. Coal Seams 1 through 3 described in the early work at Nariin Sukhait have not been identified on the property.
Interburden both within and between coal series is highly variable at Nariin Sukhait. Interburden between the series is generally dominated by sandstones and conglomerates, while the partings within the coals are most commonly mudstones and carbonaceous mudstones.
Structural Geology
The South-East Field is located on Coal Division controlled land surrounding the Southeast corner of the MAK mining license. The 5 Seam is currently being mined by MAK in this area along the axis of a poorly defined antiform. This structure trends to the southwest from the East Pit of the MAK Mine and forms the basis for the Nariin Sukhait resources here. The coal bearing section is found primarily as a southeast dipping homocline. Coal resources modelled in the South-East Field are almost entirely of the 5 Series.
The West Field is located near the southwest corner of the MAK mining license. Coal resources are found along a southwest striking trend. Previous interpretation of structure in the West Field suggested a southwest plunging antiform. New data, however, has led to the interpretation of a thrust fault system controlling the distribution of coal in this area. This interpretation requires the field to be divided into several distinct resource blocks. The majority of resources are once again found in the 5 Series coal within a southeast dipping coal-bearing sequence. Additionally, a considerable amount of resources are also found in Series 8, 9 and 10.
The geologic structure of the southwest part of the West Field is the most complicated part of the field. Current interpretation shows this area to contain a repeat of the upper series coal seams due to the presence of a thrust fault.
The more steeply dipping rocks of the south limb have been moved over the section to the north, where the units flatten out and show a number of small folds. This scenario can be followed to the northeast.
Deposit Types
The Nariin Sukhait deposit has been subjected to a relatively high degree of tectonic deformation. Coal seams explored to date sit in the hanging wall (upper plate) of an east-west trending, regional thrust fault. The hanging wall stratum has been further modified by secondary folding, normal and reverse faulting. Coal seams within the two fields are typically inclined in excess of 35 degrees. Fold segments and fault-bounded blocks however, generally retain normal stratigraphic thicknesses and continuity. The Geology Type for the South-East and West Fields has been determined to be “Complex”.
Mineralization
Mineralized zones on the Nariin Sukhait Property are found primarily within a zone of upper-Permian sediments exposed in the hanging wall of the Nariin Sukhait fault. Reported mineralization is restricted to the South-East Field and West Field resource areas. Early work adopted the seam nomenclature thereby calling the very thick coal in the middle of the sequence the 5 Seam, and naming the upper seams in ascending order. As exploration work progressed, numerous additional seams and splits were discovered within the overall packages of coal previously described. As correlation and modelling has gone forward, coal seams were named and organized into a series basis as shown in the table below. Thicknesses reported are based on drill intercepts and represent apparent thickness.

Nariin Sukhait Property Coal Seam Characteristics
South-East Field

Seam/Series	Seam	Count	Thickness Range (m)(1)	Mean Thickness (m)(1)
5	592U	1	21.9 -21.9	21.9
	590U	14	1-23.4	8.8
	580U	15	0.96 - 8.6	4.5
	570U	17	0.6-11.7	4.5
	5U	38	1.04 -74.1	24.2
	SUB	28	0.9 - 53.1	6.0
	S80	26	1.06 - 16.6	3.6
	S70	48	1.2-30.7	8.1
	5	97	0.9 - 156.7	53.4
	SB	44	0.6 - 100.1	15.5
4	4	19	1 - 30.3	7.67

(1)	Based on apparent thickness of drill intercepts

West Field

Seam/Series	Seam	Count	Thickness Range (m)(1)	Mean Thickness (m)(1)
10	1050	23	0.34 - 16	2.7
	1040	33	036 - 14	34
	1030	39	05 - 47	22
	1020	49	0.78 - 10.28	3.4
	1010	45	0.6 - 6.08	2.9
	10	57	1.9 - 19.76	9.4
9	998	19	0.48 - 4.16	1.8
	996	15	044 - 55	30
	990	56	0.46 - 5.1	1.6
	980	77	1 - 279	85
	970	68	06 - 918	32
	960	65	06 - 68	22
	950	67	0.46 - 11.7	1.7
	942	43	0.28 - 5.16	1.5
	940	88	2.1 - 31	13.0
	9	75	0.7 - 7	2.3
8	811	25	0.5 - 4.4	1.9
	810	84	0.16 - 17.6	4.6
	8	44	0.34 - 12	2.2
5	5	47	1.38 - 134.24	51.5
	SB	12	1.26 - 14.7	6.4
	SL	15	3.56 - 141.24	43.1

(1)	Based on apparent thickness of drill intercepts

Exploration
IMMI has used a multi-faceted approach in exploration to identify drilling targets for coal resource delineation. Exploration tools and techniques that have been applied at Nariin Sukhait include field mapping, surface-resistivity geophysical surveying, satellite imagery, trenching and drilling.
Field reconnaissance mapping was initiated in early 2005 and continued during 2006. Mapping and examination of images was used to define the trend of coal outcrops that led to the definition of coal resources in the South-East and West Fields. Additionally, these activities were used to locate coal occurrences in the hangingwall of the Nariin Sukhait fault along the entire length of this structure. Additional 3-D and 2-D surface resistivity surveys were used to help locate mineralization in areas of thin surficial cover. Potential targets identified with the above mentioned techniques were then tested with trenches cut perpendicular to the apparent strike, to expose coal seams close to surface. Trenching has been useful in identifying the near-surface expression of coal seams for locating exploratory drill holes. However, coal seam thickness and structure as observed in the trenches are greatly affected by near-surface erosion, alteration, and deformation. Accordingly, trenching intercepts have been found to be unreliable sources of seam characteristics and structure, and are not used in resource estimation.
Reconnaissance exploration work was contracted primarily to Sapphire Geo Ltd. and supervised by the Coal Division. Norwest provided assistance in the review of activities and interpretation of results.
Drilling
Drilling to date on Nariin Sukhait holdings includes a total of 502 exploration holes completed and 87,978 m drilled. Limited drilling took place on the MELs under the Soviet-Mongolian government sponsored exploration programs.
All holes have been geophysically logged except where holes have caved. Depending on the equipment used, logs were either examined visually, or interpreted using the Elogger software developed by Norwest. Drillhole depths were then incorporated into the geologic model. A drilling summary by method and area is presented in the table below.
Drill hole core and drill cuttings descriptions, geophysical logs and coal analyses data were used to characterize and interpret the stratigraphy of the South-East, and West Fields, particularly with respect to the coal seams. Norwest’s drill hole database for the Nariin Sukhait Property contains a total of 502 drill holes, not including holes drilled prior to 2003, amounting to 87,978 m. Intercept depths and seam thickness reported are based on the apparent thickness of the beds as seen in the drill hole data.

Drill Hole Summary

		Reverse
		Circulation		Rotary		Core		Combination(1)
		No.	Meters	No.	Meters	No.	Meters	No.	Meters
Area	Year	Holes	Drilled	Holes	Drilled	Holes	Cored	Holes	Cored
	2004	—	—	—	—	5	750	—	—
South-East Field	2005	76	14,425	18	2,807	34	5,524	—	—
	2006	11	4,855	12	1,999	5	1,860	7	NA(2)
West Field	2005	70	12,861	17	2,223	13	2,034	—	—
	2006	48	10,203	0	0	25	5,737	—	—
Exploration Prospects	2005	62	9,625	44	5,753	14	1,256	—	—
	2006	—	—	34	5,173	7	893	—	—
Subtotals	—	267	51,969	125	17,955	103	18,054	7	NA(2)

(1)	Combination holes with RC and/or PCD rotary and/or core method.

(2)	Meters drilled and recorded as RC Rotary or Core meters.
Sampling Method and Approach
The majority of exploration holes have been drilled with rotary techniques which offer the opportunity only to sample drill cuttings. All quality analyses used for modeling have been restricted to core samples, and, for the 2005 and 2006 drill programs, this has been restricted to triple-tube coring equipment.
Reverse circulation drilling has provided cuttings samples of relatively good integrity. Samples were collected at one m intervals, and the cuttings were laid out in rows on the ground. The site geologist would then examine the cuttings and produce a geologic log. Intervals with coal were sampled and sealed in plastic bags. A portion of the reverse circulation samples collected were used for basic proximate and thermal analysis as a comparison to the core samples. The remainder have been stored in Ulaanbaatar. A number of additional holes were drilled with a conventional air-rotary system. Cuttings were generally logged in a similar fashion as for reverse circulation drilling.
Core drilling has been used where it is desirable to collect complete representative samples of the coal seams, observe structural details, and to more accurately measure the depths of lithologic contacts.
Some of the initial core holes at Nariin Sukhait were drilled with single-tube Russian made core equipment. The bulk of the core drilling at Nariin Sukhait has been done with wireline drilling systems and modern, triple-tube core barrels. All of the triple-tube coring during the 2005 and 2006 drill programs was performed under Norwest supervision. Core logging and sample handling was performed by Sapphire Geo Ltd. under Norwest supervision.
Core was retrieved, logged and sealed according to Norwest conventions. Each core run was measured for core cut and recovered. Photographs were taken at 0.5 m intervals. Coal showing distinct lithologic variation was sampled separately, as were partings over 0.05 m. Otherwise, coal intervals with a uniform appearance were bagged in 0.6 m sample increments as per the capacity of the core box length. When zones of core loss greater than 0.1 m were encountered, separate samples were collected both above and below the zone.
Sample Preparation, Analysis and Security
Samples have been collected from drill core and reverse circulation cuttings and recorded by field geologists employed by Sapphire Geo Ltd. under the supervision of Norwest. Collected samples were submitted for analysis using methods that are standard for the coal industry. The specific process used by Norwest for the Nariin Sukhait drilling program is described below.
Core drill Samples
Recovered core is measured to determine an overall recovery (reported in percent) by comparing the recovered core length with the coring run length recorded by the driller. Recovered core is measured and compared to the coal interval thickness determined from the geophysical log suite.
Recovered coal intervals are sampled following a standard procedure. Coal samples are broken out based on lithologic changes. In zones of uniform coal appearance, samples were bagged about every 0.60 m. In-seam partings, to a maximum thickness of 0.10 m, are included in a coal sample, where the thickness of the adjacent coal beds above and below the parting are both a minimum of twice the parting thickness. A parting will be sampled separately if it is greater than 0.05 m thick, Carbonaceous shale, bone or interbedded coal/mudstone, or deemed to be greater than 50 percent coal.
Collected samples are cleaned of any mud contamination and placed in individual, core-sleeve style, plastic bags. The bags are labelled on the outside with both the core hole and sample number and sealed with plastic tape to prevent excessive moisture loss. Samples are then placed in sequence into waxed-cardboard core boxes. Core boxes are sealed with tape. Core boxes from the 2005 exploration program were transported to IMMI in Ulaanbaatar, then shipped to SGS Mineral Labs in Denver, Colorado. Core from the 2006 exploration program was similarly transported to Coal Division offices in Ulaanbaatar, and then shipped to SGS Laboratories in Tianjin, China.
At the time of shipment, scanned geologic and geophysical logs, laboratory instructions and shipment manifest are forwarded to Norwest’s Salt Lake City office. Laboratory instructions and the shipment manifest are forwarded to the Coal Division in Ulaanbaatar. All records are compared with contents upon arrival to SGS Mineral Labs. To date, there has been no loss or compromise of samples during shipment. Core samples undergo a full suite of coal quality testing including short proximate, full proximate, thermal tests, ash analysis, washability testing, and metallurgical testing.
Reverse Circulation Samples
Samples are collected at one m intervals into plastic bags. The bags are labeled on the outside with both the drill hole and sample number and sealed with plastic tape to prevent excessive moisture loss. Samples are then grouped by hole into larger bags, packaged and transported to Ulaanbaatar. A portion of these samples have been sent to the Mining Institute Laboratory in Ulaanbaatar for proximate and thermal analysis. The remainder of the samples have been stored at Coal Division facilities.
In coal work, additional special security methods for the shipping and storage of samples are not commonly employed, as coal is a relatively low-value bulk commodity.
Data Verification
Norwest has directly managed the exploration program from conceptual planning of exploration targets, through data collection, to interpretation and analysis and has provided on-site management throughout the great majority of the exploration project.

Data collection is performed under a defined set of protocols in which Norwest site geologists are responsible for the training and administration of data collection procedures and for reviewing all data.
Upon completion of a drill hole, the geologic and geophysical logs are reviewed by a Norwest geologist. Geologic, geophysical, and sampling data is entered into and maintained in an electronic database, while mapping is entered into and maintained in electronic format on a CAD-based system. Data entry of all geologic data is managed by Norwest at the project site. All electronic data is forwarded on a routine basis to Norwest’s office in Salt Lake City. Results from the coal quality testing is added into the database in the Salt Lake office.
Information collected prior to Norwest involvement in 2005 has been supplied to Norwest by IMMI and the Coal Division was not directly verified by Norwest.
Mineral Processing And Metallurgical Testing
Mineral processing and metallurgical testing has included testing to determine sulphur, thermal value, metallurgy in relation to coking characteristics, grindability and trace element analysis. Testing has also included proximate analysis for moisture, ash, volatile matter and fixed carbon.
Testing indicates coal seams at Nariin Sukhait have low sulphur contents averaging approximately 1.0%. Tests include the Gieseler Plastometer, Audibert — Arnu Dilatometer, Reactive Maceral Analysis (petrographics), Phosphorous content, Free Swelling Index and Trace Element Analyses. A Hardgrove Grindability index (test) has also been conducted in order to describe the coal handling characteristics.
Coal qualities are observed to be generally similar in the South-East and West Field resource areas. Coal is of high volatile bituminous rank with relatively low sulphur values. The 5-Series is observed to have the highest coal quality at Nariin Sukhait, as well as comprising the bulk of the resources. A summary of the drill hole quality data is presented in the table below.
Summary of Drill Hole Quality Data

South-East Field
			Thickness[1]	Mean	Total	Residual			Specific	Free
			Range	Thickness[1]	Moisture[2]	Moisture[2]	Ash[2]	Sulphur[2]	Energy[2]	Swell
Series	Seam	Count	(m)	(m)%		%	%	%	(kCal/kg)	Index[2]
5-Series	592U	1	21.9 - 21.9	21.9	—	—	—	—	—	—
	590U	14	1 - 23.4	8.8	—	—	—	—	—	—
	580U	15	0.96 - 8.6	4.5	—	—	—	—	—	—
	570U	17	0.6 - 11.5	4.5	11.98	1.54	30.18	2.09	5,518	4.3
	5U	38	1.04 - 74.1	24.2	5.47	1.09	20.89	1.15	6,235	1.3
	5UB	28	0.9 - 53.1	6	5.02	1.15	15.24	1.09	6,760	1.4
	580	26	1.06 - 16.6	3.6	6.88	0.97	37.15	1.03	4,851	1.9
	570	48	1.2 - 30.7	8.1	7.04	1.40	25.17	1.26	5,896	2.2
	5	97	0.9 - 156.7	53.4	5.78	1.16	18.22	1.28	6,528	3.0
	5B	44	0.6 - 100.1	15.5	7.08	1.25	20.48	1.24	6,322	4.2
4-Series	4	19	1 - 30.3	7.67	7.22	0.83	31.01	0.71	5,564	1.0
West Field
10-Series	1050	23	0.34 - 16	2.7	2.90	1.00	35.57	1.25	4,856	1.2
	1040	33	0.36 - 14	3.4	3.63	1.26	30.78	1.40	5,157	1.5
	1030	39	0.5 - 4.7	2.2	4.59	1.47	28.37	1.29	5,628	2.2
	1020	49	0.78 - 10.28	3.4	4.65	1.55	25.20	1.03	5,915	1.5

South-East Field
			Thickness[1]	Mean	Total	Residual			Specific	Free
			Range	Thickness[1]	Moisture[2]	Moisture[2]	Ash[2]	Sulphur[2]	Energy[2]	Swell
Series	Seam	Count	(m)	(m)%		%	%	%	(kCal/kg)	Index[2]
	1010	45	0.6 - 6.08	2.9	3.96	1.21	28.47	0.87	5,531	1.5
	10	57	1.9 - 19.76	9.4	3.19	1.30	25.02	1.20	5,776	1.8
9-Series	998	19	0.48 - 4.16	1.8	5.43	1.92	21.13	1.39	6,275	1.0
	996	15	0.44 - 5.5	3	4.93	1.81	27.23	1.53	5,719	1.3
	990	56	0.46 - 5.1	1.6	3.85	1.59	23.94	1.60	6,076	1.4
	980	77	1 - 27.9	8.5	3.79	1.50	20.90	1.57	6,291	2.5
	970	68	0.6 - 9.18	3.2	4.43	1.43	19.02	1.31	6,488	2.4
	960	65	0.6 - 6.8	2.2	4.09	1.36	24.96	1.32	5,955	1.9
	950	67	0.46 - 11.7	1.7	3.77	1.36	23.65	1.30	6,115	2.8
	942	43	0.28 - 5.16	1.5	4.00	1.38	27.47	1.23	5,550	2.4
	940	88	2.1 - 31	13	3.77	1.25	14.64	1.40	6,838	3.0
	9	75	0.7 - 7	2.3	3.33	1.04	28.14	1.22	5,721	1.8
8-Series	811	25	0.5 - 4.4	1.9	3.41	1.54	23.53	1.35	6,215	1.8
	810	84	0.16 - 17.6	4.6	3.34	1.10	25.83	1.24	5,927	2.1
	8	44	0.34 - 12	2.2	2.93	1.07	25.39	1.16	5,916	1.3
5-Series	5	47	1.38 - 134.24	51.5	3.83	1.26	10.32	0.77	7,256	3.0
	5B	12	1.26 - 14.7	6.4	2.60	1.00	14.61	0.55	6,915	3.1
	5L	15	3.56 - 141.24	43.1	2.44	0.81	9.57	0.80	7,219	3.9

Free Swelling Index numbers show a considerable range in values from non-coking (less than 2) to coking coal (greater than 4).
Mineral Resource Estimates
Approach
Norwest used CIM Standards and referenced the GSC Paper 88-21 during the classification, estimation and reporting of coal resources for the Nariin Sukhait Project. The resources were reported in the Nariin Sukhait Technical Report.
Under these guidelines, the term “resource” is utilized to quantify coal contained in seams occurring within specified limits of thickness and depth from surface. The resource estimations contained within are based on in-situ tonnage and are not adjusted for mining losses or recovery. However, minimum mineable seam thickness and maximum removable parting thickness are considered, with coal intervals not meeting these criteria not included in the resources.
Resources are classified as to the assurance of their existence into one of three categories: measured, indicated or inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance. These were considered by Norwest during the classification of the resources.
Resources and reserves are further classified in GSC Paper 88-21 as to the assurance of their existence into one of four categories, using the criteria for coals found in Geology Type “Complex” conditions, as shown in the table below.

Criteria Used to Define Assurance of Existence for Coals in Complex Geology Type

Criteria	Assurance of Existence Category
	Measured	Indicated	Inferred
Cross-section spacing (m)	150	300	600
Minimum # data points per section	3	3	3
Mean data point spacing (m)	100	200	400
Maximum data point spacing (m)	200	400	800

Coal Resources at Nariin Sukhait are summarized in the table below:
Classification of Resources Geology Type: Complex(1)

		Resources at Nariin Sukhait
		Measured	Indicated	Inferred
	ASTM Coal	(million	(million	(million
Resource Area	Rank	tonnes)	tonnes)	tonnes)
South-East Field	hvB to hvA	49,752,000	15,987,000	6,502,000
West Field	hvB to hvA	55,144,000	28,698,000	22,601,000
Total		149,580,000		29,103,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility or pre-feasibility study.
Mine Planning
Norwest commenced mine planning in 2006, with an internally prepared preliminary mine plan completed in August 2006. Norwest recommends that a pre-feasibility study be undertaken in order to define the coal reserve and economic viability of the Nariin Sukhait project. An updated mining study and estimate of coal reserves, based in part on the updated resources reported in the Nariin Sukhait Technical Report is expected to be forthcoming upon completion of that study.
Current Exploration
Nariin Sukhait Underground
A secondary exploration focus in 2006 was deeper drilling on the Nariin Sukhait deposit. In December 2006, the Corporation commissioned Norwest to undertake a study to examine underground mining potential at Nariin Sukhait. The main focus was on 5 Seam which had very thick intersections and exhibited promising coking characteristics at depth. The study focused on identifying potential underground mining methods and their applicability to 5 Seam. Additional drilling and engineering studies will be required to delineate resources that may be amenable to extraction by underground methods.
Other Coal Projects
Tsagaan Tolgoi Project
IMMI currently holds two adjoining coal licenses in the Tsagaan Tolgoi region of the Omnogovi Aimag (South Gobi Province) Mongolia. The Tsagaan Tolgoi property is located in south-central Mongolia, and covers an area of approximately 5km2 in the Gobi Desert. The property is approximately 570 km south of Ulaanbaatar and 113 km southeast of the provincial capital of Dalanzadgad. Tsagaan Tolgoi lies 90 km south of Tavan Tolgoi, 115 km west of Oyu Tolgoi and approximately 100 km north of the Chinese border. The

Omnogovi Aimag is one of the least populated areas of Mongolia and the population level is negligible in the Tsagaan Tolgoi area.
Access to the property is by unimproved tracks or cross-country trails. A regular track has been established from Oyu Tolgoi that takes approximately 3 hours travel-time via Land Cruiser. The low-lying terrain comprising much of the property is suitable for helicopter landing. The nearest in-country rail line is the Trans-Mongolia Railway that runs northwest to southeast and connects Ulaanbaatar to Beijing. The nearest point on this line is approximately 400km to the east at the Chinese border.
Initial work to delineate adequate coal fuel resources for supplying power to the Corporation’s proposed Oyu Tolgoi Project was carried out in 2003. Tsagaan Tolgoi was identified by IMMI due to its proximity to Oyu Tolgoi, from previous work that indicated potentially significant resources, and the fact that the Corporation already controlled a coal lease covering a portion of the property.
A coal delineation program was first carried out in 2004. The 2004 exploration program consisted of 45 exploration boreholes. No exploration was conducted in 2005. A 2006 exploration program consisted of 65 exploration holes and 8 hydrology holes. Past work by Russian and Mongolian teams, primarily field maps of coal exposures were also used to assess the approximate extent of the potential resource area. The 2006 exploration was carried out to define these potential resources to an assurance level that is compliant with the reporting requirements of NI 43-101. These programs consisted of a combination of data acquisition methods that included field mapping, exploration trenching, and rotary and core drilling. Drilling and trenching has intersected coal seams that exhibit sufficient thickness, continuity, spatial extents, and suitable quality to make them amenable to resource estimation.
The coals at Tsagaan Tolgoi are thought to be Permo-Carboniferous in age and likely are correlative to the Upper Permian coals found at Tavan Tolgoi. Seven coal seams have been identified at Tsagaan Tolgoi, of which five are of sufficient thickness and continuity to have economic potential (Seams 1, 3, 3 Rider, 4 and 5). The coals encountered through exploration have been found to be of sufficient thickness and continuity to be modeled and considered as part of a potential resource.
Tsagaan Tolgoi Seam Quality

	As-Received Basis
Seam	Moisture %	Ash %	Sulfur %	Kcal/Kg.	Ave. Thickness
5	12.56	15.21	0.53	5,545	5.64
4U	12.97	13.70	0.58	5,746	6.31
4L	13.10	9.48	0.75	6,096	4.92

	As-Received Basis
Seam	Moisture %	Ash %	Sulfur %	Kcal/Kg.	Ave. Thickness
3	17.55	16.24	0.61	5,145	5.77
1U	9.24	29.04	0.65	4,798	12.74
1L	9.22	32.80	0.65	4,440	16.39
TOTAL	10.55	24.75	0.62	4,785

The coal seams at Tsagaan Tolgoi display rapid fluctuations in seam thickness and in the number and size of in-seam rock partings. This is likely due to the tectonic nature of the basin, which likely resulted in periods of rapid fluctuations in sediment supply and water depth within the basin.
Coal seams at Tsagaan Tolgoi are developed in an eastward plunging syncline modified by secondary smaller-scale folding. The flanks of the syncline are steep, and limbs are overturned both to the north and south margins of the property. Known faulting occurs on the property, however it has not been mapped in detail. Thrusting is evident at the observed contacts between the sedimentary strata and the bounding igneous/metamorphic massifs to the north and southeast. Two faults identified trend in an arcuate north-south direction and are thought to be downthrown on the west.
The coal quality based on the geologic model indicates Tsagaan Tolgoi coal is suitable for thermal power generation.
Tavan Tolgoi Area
In 2006 the Coal Division indirectly obtained 7 coal exploration licences which closely surround the Tavan Tolgoi coal project to the north, east and south. The land area covers over 665,000 hectares. This area is overlain by sand and has few outcrops, and to the knowledge of the Coal Division it has never been properly explored for coal.
The Tavan Tolgoi Project is located approximately 90 km east of Dalanzagad, the provincial capital in the Omnigovi Aimag. The coalfield was discovered in the 1950’s by a joint Mongolian/Soviet team. Since that time there have been numerous exploration and evaluation programs carried out. In 1990 a major study on the feasibility of developing the Tavan Tolgoi coal project was performed, with the study suggesting that the project contained significant coal reserves, of which a substantial portion included coking coal.
A field reconnaissance program was carried out indirectly by the Corporation in 2006 on the newly acquired coal licences. The exploration area has been flown for copper/gold exploration using BHP Falcon aerial geophysics. The Corporation has obtained the aeromagnetic and aerogravity survey data and will be using the results of the upcoming analysis of the Falcon data to assist delineating potential coal targets. A significant exploration program is being planned for this project in 2007.
South Gobi Greenfield’s Exploration
The Coal Division is conducting additional exploration and development work on 13 other coal occurrences and potential resources that are located on the Nariin Sukhait Project property. The Coal Division is also conducting ongoing work on 16 MELs that are prospective for coal located over an east/west distance of almost 600 kilometres from the far west part of the South Gobi almost to Oyu Tolgoi in the east. Many of these licences are virtually unexplored. Work will be carried out on these licences to determine coal potential. The 2007 programs will focus on defining future areas of interest on these properties.
Recent exploration has been dedicated in particular to a prospect identified approximately 16 km east — southeast of the South — East field of Nariin Sukhait. This coal occurrence was initially called N Field. An additional coal occurrence located approximately 8 km east of N Field has been identified as O Field. The

Coal Division has focused its exploration on the Upper Permian strata exposed in the Nariin Sukhait trend. Extensive trenching has been carried out on both coal occurrences and has been followed up by drilling in 2005 and 2006. Nine individual seams have been identified in the N Field and two in the O field. This project is included in the 2007 exploration program.
Other Projects
Mongolia
In addition to the Oyu Tolgoi Project and the Coal Division, the IVN Group operates an extensive mineral exploration program in Mongolia. The field program is conducted by IMMI from base camps at Manlai and Kharmagtai in the Gobi desert.
IMMI’s exploration properties are predominantly located throughout southeastern, southern and central Mongolia. These include the South Gobi, Saran Uul, Bayan Uul and Chandman Uul licence blocks. IMMI holds 100 MELs, totalling 5,165,036 hectares, including 3 MELs at Kharmagtai, totalling 25,936 hectares, pursuant to agreements with QGX Ltd. A further 109 MELs, totalling 2,288,793 hectares are held by IVN’s 45% owned affiliate, Asia Gold.
IMMI’s Mongolian exploration program commenced in 2001. Initial reconnaissance consisted of satellite imaging and helicopter reconnaissance surveys on most of its MELs. IMMI has developed a detailed and extensive countrywide database that incorporates the information gathered from reconnaissance and other sources. Using this database, IMMI has conducted more comprehensive field reconnaissance at numerous prospective sites, including rock chip samples, mapping and ground magnetic surveys. First-pass visits have been made to all mineral occurrences and targets known within the licences. On advanced properties, IMMI has conducted gradient-array IP, ground magnetic surveys, RC and diamond drilling. Work in 2006 focussed on trenching programmes at the Baruun Tal and Undur Naran projects, regional reconnaissance, soil geochemical and stream sediment surveys, and sterilisation reconnaissance of large areas (much of it under deep cover) to allow large scale relinquishment. Starting in 2005 IMMI reduced its exploration activity in Mongolia outside of Oyu Tolgoi and Nariin Sukhait, as it focuses more time and effort on the development of those core properties. Approximately 2.1 million hectares of the approximately 8.8 million hectares held at the beginning of 2006 were relinquished and an additional 3.7 million hectares are scheduled to be relinquished in 2007.
The Kharmagtai property is the most advanced of the exploration properties. It is located approximately 120 km northwest of Oyu Tolgoi, and comprises a group of three MELs of which QGX Ltd. is entitled to a 10% interest in one and a 20% interest in the other two. Work to date includes extensive IP, ground magnetic surveys, excavator trenching, reverse circulation drilling (208 holes totalling 27,959 m) and diamond drilling (172 holes totalling 54,190 m) at nine separate copper and gold porphyry targets. At one of these targets (Gold Hill) IMMI has identified porphyry copper and gold mineralization in two pipe-like stockwork zones 100 m apart. The mineralization extends from surface to depths over 700 m, is gold-rich and open on strike and at depth. It occurs predominantly in stockwork and sheeted veins as well as in the matrix of tourmaline breccias. Mineralization in the southern stockwork zone is approximately 550 m long, 70 m wide and 600 m deep, whilst mineralization in the northern stockwork zone is approximately 250 m long, 150 m wide and 350 m deep. While IMMI conducted only minimal exploration at Kharmagtai during 2006, a drill programme is planned for 2007. Inferred resources (not NI 43-101 compliant) for the three main deposits were calculated in 2005. Surpac modelling of the deposit is currently underway to revise these figures subsequent to later intercepts. A dipole-dipole IP survey over the Central Kharmagtai region is also underway.
A 2005 earn-in agreement with BHP Exploration allows BHP Exploration the right to earn up to a 50% interest by spending $8 million in exploration costs in the “BHPB Joint Venture Area”. This area consists of approximately 35,640 km2 comprising non-core exploration licences of IMMI in southern Mongolia. The

BHPB Joint Venture Area, which represents approximately 40% of IMMI’s land holdings in this region, excludes all coal potential, as well as IMMI’s advanced exploration and development-stage projects (the Oyu Tolgoi Project, the Kharmagtai, Bronze Fox and Oyut Ulaan prospects). The Falcon airborne gravity gradiometer survey commenced in September 2005 and was completed in April 2006, covering 29,979 km2. The programme’s primary objective is to define deposits under cover. Gradient array and vector IP follow-up programmes were also completed in 2006, followed by dipole-dipole IP of the higher priority targets. Drilling of these targets commenced in November 2006 and is ongoing. Under the agreement BHP Exploration is paying tenement fees of areas that would otherwise have been relinquished by the IVN Group.
Kazakhstan
IVN’s subsidiary Central Asian Mining Limited (“CAML”) holds a 70% interest in the Bakyrchik Mining Venture (“BMV”) that owns and operates the Bakyrchik gold project in north-eastern Kazakhstan. BMV was originally established as a joint venture with the government of Kazakhstan, but in 2006 the Government privatized its 30% interest via tender, and sold it to and entity named JSC Altynalmas of Almaty, Kazakhstan.
The Bakyrchik property is located in the village of Auezov in north-eastern Kazakhstan, approximately 1,100 km north-east of Almaty, the country’s largest city and about 100 km from Ust Kamenogorsk which is considered the industrial centre of East Kazakhstan. The property hosts the Bakyrchik gold mine, which originally commenced production in 1956 to provide gold bearing flux to copper smelters in Ust-Kamenogorsk and later to smelting facilities in Russia. The mine consists of a number of mine shafts and associated facilities, process plant, workshops, warehouses, administration buildings and accommodations. A total of five shafts were sunk on the Bakyrchik deposit, and the underground has been explored and developed for mining from a series of development drifts driven at 40 m vertical intervals.
CAML acquired its interest in BMV in 1996 pursuant to a Sale and Purchase Agreement with the government of Kazakhstan. BMV holds its rights in the Bakyrchik property through a Sub-soil Use Contract with the government of Kazakhstan and through a combined Mining and Exploration license. The Sub-soil Use Contract entitles BMV to extract ore, use the Bakyrchik mine facilities, export concentrate for sale and establishes a framework for the taxation and regulation of BMV’s operations in Kazakhstan. The mining portion of the combined Mining and Exploration license entitles BMV to mine for a term of 25 years, with extension rights. It covers the area surrounding the Bakyrchik gold mine and the resources identified from previous exploration.
The exploration portion of the license surrounds the mining portion. The original term of the exploration portion expired in 2001. It was renewed at the time for 2 years and renewed a second time in 2003. Each renewal has resulted in a loss of 50% of land size, and the property is now approximately 21 km2 in size. The exploration portion of the license expired in April 2005 but CAML has negotiated an agreement with the government to further extend the exploration rights until 2010. CAML successfully negotiated with the government for a similar extension to the term of CAML’s investment program under the Sale and Purchase Agreement.
The gold deposits at Bakyrchik consist of a series of mineralized lenses or lodes lying within a large shear zone, which is 11.5 km in length. Gold mineralization is hosted within sheared carbonaceous sediments of the fault zones, and is principally contained within sulphide mineralization occurring in association with quartz stockworks, which crosscuts and parallels the foliation of the sediments. Mineralogical studies indicate that the majority of the gold is encapsulated by arsenopyrite and, to a lesser extent, pyrite. As the associated sediments contain up to 4% carbon, the deposit is said to be “double-refractory” in nature, which makes processing very difficult.
Engineering studies commissioned by the IVN Group in 1996 and 1997 recommended development of a mining operation capable of producing between 500,000 and 1,000,000 tpy at a capital cost ranging from $100 million to $222 million. However, a precipitous decline in the price of gold at the end of 1997 dramatically changed the economic assumptions upon which these engineering studies were based and the IVN Group’s development plans for the Bakyrchik gold project were indefinitely postponed. In January 1998, the IVN Group placed the Bakyrchik gold project on care and maintenance status. Since 2001, BMV has processed limited quantities of existing stockpiles of ore on an intermittent basis. Recoveries have generally been below expectations.
During this time of low gold price BMV completed a number of studies to find a lower capital way to process the double-refractory sulphide ore on the property. BMV has successfully completed metallurgical testwork that determined that roasting Bakyrchik sulphide ore using rotary kilns and production of doré alloy is achievable. The calcine from the rotary kiln will be ground and leached using carbon in leach (“CIL”) technology. BMV commissioned independent consultants to produce a development proposal for the project based on this process. BMV has started to carry out the development proposed in the consulting report, which recommends construction and operation of a 150,000 to 200,000 tpy commercial demonstration roasting plant at the Bakyrchik mine using the rotary kiln roasting technology.
During 2004, operation of a pilot-sized rotary kiln roaster continued, which confirmed that the technology can be applied to roast whole ores, concentrates and technogenics (man-made materials) in an environmentally safe manner. Recoveries nearing 85% are consistently being achieved by CIL. To confirm the pilot plant results, a series of confirmatory and process optimization roasting tests were planned in a fully instrumented pilot scale direct fired rotary kiln. The initial battery of tests confirmed that in the rotary kiln the levels of arsenic and sulphur in Bakyrchik ore can be reduced to equal or lower levels than previously obtained in a circulating fluidized bed pilot plant.
In 2004, BMV began to implement the development proposal. This included engineering of the roasting plant, which was completed and submitted to the controlling agencies of the government of Kazakhstan for approval in August 2004, the acquisition of material for the new processing operation and further metallurgical testing. BMV has installed a used 40 m rotary kiln, began site preparation and foundation work for the discharge section of the rotary kiln, entered into agreements with a specialized contractor for the fabrication of non-standard gas handling equipment and purchased a near-new crusher capable of crushing the ore to the recommended size of — 1 mm. The commercial demonstration roasting plant was scheduled for commissioning during the third quarter of 2005 however this has been delayed and is now scheduled for completion during 2007.
During 2007, subject to funding and other contingencies, BMV contemplates construction of a 40 m rotary kiln roaster and delineation drilling to confirm the open pit potential of the top 300 m at the Bakyrchik mine. IVN is considering future financing alternatives for the further development of the project.
Australia
In September 2003, the IVN Group acquired a series of mining and exploration tenements in Australia from the receivers of Selwyn Mines Limited for Aus$6 million. The IVN tenements are held through an Australian wholly owned subsidiary, Ivanhoe Cloncurry Mines Pty Limited (“ICM”), and consist of mineral leases (“MLs”) and Exploration Permits for Minerals (“EPMs”) located in north-western Queensland, Australia. The tenements cover an area of 2140.49/km2 of EPMs and 4529.37/ha of MLs. In addition, applications have been lodged with the Queensland Department of Natural Resources Mines and Water for three new MLs totalling 241.24 hectares and two new EPMs totalling 54 sub-blocks (172.26/km2). ICM has a 100% interest in these properties and has the exclusive right to explore for all precious and base metals within the boundaries of their tenements with the exception of a joint venture area in the southern part of EPM 10783, where 36 sub-blocks, totalling 114.5/km2 are under option to Barrick (Osborne) Pty. Ltd. (“Barrick Osborne”). Barrick Osborne has a 50% interest in 31 sub blocks and an 85% interest in 5 sub blocks.

Copper-Gold-Uranium
IVN is continuing an exploration program aimed at testing the copper, gold and uranium targets adjacent to mine areas, and exploring new targets. ICM has identified two prospects, known as Swan and Amethyst Castle, containing gold, copper and uranium mineralization. Both prospects were subjected to advanced exploration in 2006, including diamond drill programs, with further exploration in progress throughout 2007.
ICM intends to advance uranium exploration in particular in 2007. Uranium has been identified on ICM’s tenements by prior prospectors, and ICM believes the geological conditions are generally favourable for uranium prospects. In November, 2006, ICM commissioned an airborne radiometric survey over the northern tenements of ICM’s holdings. This survey has generated numerous uranium anomalies that will be the subject of high-priority follow-up in 2007. Exploration efforts in 2007 include diamond drilling with two rigs in operation since January 2007 and three more expected to arrive in the second quarter of 2007, and detailed gravity surveys.
Other Prospects
ICM has identified copper mineralization in diamond drill testing at the metal ridge prospect, located near Amethyst Castle and at the Lucky Luke prospect. The Lucky Luke prospect falls within an area of property in which IVN has a farm-in and exploration agreement with Barrick Osborne to explore for deposits of gold and copper on 114.5 km2 at the southern end of IVN’s Cloncurry Project. The 2007 exploration program includes drilling at metal ridge.
IVN is considering future financing alternatives for the further development of its Australian assets.

China
IVN has conducted an active exploration program in Inner Mongolia, China since 2003, principally through two joint ventures with Chinese governing bodies.
In August 2003, a subsidiary of IVN entered into a joint venture agreement with the China Geology and Mining Inner Mongolia Company, a subsidiary of Inner Mongolia Bureau of Geology and Minerals Exploration and Development (the “Bureau”). The joint venture agreement entitles IVN to earn an 80% interest, increasing to 90% under certain circumstances, in the Yahao joint venture company, which has been established under the laws of China to explore, develop, mine and process minerals within China. Properties included in the joint venture cover 282 km2 within Inner Mongolia, including six exploration licenses and one mining license. To date the joint venture group has conducted exploration on several prospects, largely with mixed success. In 2007 the joint venture will focus on conducting secondary level exploration on two prospects in western Inner Mongolia.
In April 2003, a subsidiary of IVN entered into a joint venture agreement with the Inner Mongolia Huayu Geology and Minerals Exploration Co. Ltd (“Huayu”). Throughout 2004 and 2005, the joint venture conducted exploration on its principal property with modest results. After completion of its drilling program in 2005, the joint venture decided to terminate its interests in the exploration project. Following its decision to relinquish the original property, the joint venture continued to examine additional exploration projects and has obtained approval from the provincial government to transfer an additional exploration project known as “Anomaly Five” into the joint venture. Due to the termination of the joint venture’s interests in the Oblaga Project, and the return of the exploration licenses and mining license to Huayu in late 2005, the “earn-in” terms of the joint venture have been re-negotiated and adjusted to a 95% interest held by IVN and a 5% interest held by Huayu. Final Government approvals are currently being sought for this interest adjustment.
Other Business Matters
Myanmar Trust Arrangements
As part of the Rio Tinto Transaction, IVN agreed to divest the Myanmar Assets, and in February 2007, established the Monywa Trust, an independent third party trust, and transferred ownership of the Myanmar Assets to the trust. The sole purpose of the Monywa Trust is to facilitate the future sale of the Myanmar Assets to one or more arm’s length third parties who do not constitute Excluded Persons.
In consideration for the purchase of the Myanmar Assets, a company wholly-owned by the Monywa Trust (“Trust Holdco”) issued to a subsidiary of IVN a promissory note. The principal amount of the promissory note entitles IVN to receive cash proceeds realized upon the future sale of the Myanmar Assets plus 50% of any cash generated by the Monywa Copper Project that is available for distribution to the project participants but remains undistributed at the time of any such sale, less certain contractually specified deductions, including any fees and expenses incurred in carrying out the sale. IVN retains no ownership interest in the Myanmar Assets, directly or indirectly, except as a creditor of Trust Holdco pursuant to the promissory note.
Trust Holdco’s mandate is to engage one or more qualified third parties who are not Excluded Persons (each, a “Sale Service Provider”). The Sale Service Provider will be responsible for identifying potential third party purchasers who are also not Excluded Persons, soliciting expressions of interest from such potential purchasers, negotiating sale terms and facilitating the sale of the Myanmar Assets on behalf of Trust Holdco. A Sale Service Provider who successfully facilitates the sale of the Myanmar Assets to a purchaser who is not an Excluded Person will be entitled to a fee equal to a percentage of the proceeds realized by Trust Holdco on the sale of the Myanmar Assets.
Following a sale of the Myanmar Assets, Trust Holdco will use the proceeds to pay the Sale Service Provider’s fee and any other expenses or liabilities incurred in carrying out the sale. Trust Holdco will then use the remaining proceeds of sale, less contractually specified deductions, to repay the promissory note held by IVN’s subsidiary. Upon having retired the promissory note, the Monywa Trust will wind up Trust Holdco and distribute the remaining assets of the Trust, which are expected to consist solely of cash, to the designated beneficiaries of the Trust. The designated beneficiaries will be one or more recognized charitable organizations selected by the trustee. Following that distribution the Monywa Trust will terminate.
The Monywa Copper Project was originally established as a joint venture of IVN and Mining Enterprise No. 1 (“ME1”), an agency of the Myanmar government, through a Myanmar holding company (“Monywa JVCo”), producing copper from open pit mining operations on three adjacent deposits commencing in 1999. The project also includes a fourth, larger deposit called Letpadaung that is located seven km away and is slated for development under mine expansion scenarios. The mine was originally designed to produce 25,000 tpy of cathode copper using heap-leach, solvent extraction electrowinning technology. Through an internally financed expansion process Monywa JVCo managed to increase production capacity to approximately 39,000 tpy. Until December 31, 2006, Monywa JVCo sold all of its copper to Marubeni Corporation, the original project finance lender, pursuant to a copper sales agreement. All project finance loans have been repaid and the copper sales agreement expired, and since January 1, 2007 ME1 requires that cathode copper be sold based on a spot price system after the end of each month when production quantities are confirmed.
Since 2005, Monywa JVCo has had to address several issues that have hindered the orderly conduct of its operations. The mine experienced expected decreases in copper grades from its main Sabetaung open pit; this, and decreased production tonnage, has resulted in declining copper production. Monywa JVCo has also experienced operating difficulties arising from its dealings with government-related entities, including a lack of consensus on operational decisions with ME1 and delays in obtaining necessary government support for the conduct of operational matters. This includes in particular the timely supply of mining equipment. In 2005 and 2006 Monywa JVCo experienced long delays in receiving from the Myanmar authorities the necessary import permits for trucks and other equipment. During 2006 there were two instances when cathode production was suspended due to lack of materials, reflecting delays imposed on the Monywa JVCo purchasing system by the Myanmar Government, the more extensive period being in March when the mining operations were also suspended due to lack of diesel.
There has also been a disagreement with the Myanmar tax authorities on the purported imposition of an eight percent commercial tax on export sales. The tax provisions in the joint venture agreement exempt the Monywa JVCo’s copper exports from all forms of tax of a commercial nature, and Monywa JVCo has asserted that the new tax is thereby not applicable. The imposition of such a commercial tax, equivalent to an additional 8% royalty, would have a significant negative impact on cash flows. The commercial tax is claimed from 2003, on all copper export sales. If the Myanmar government’s position on this issue prevails, Monywa JVCo’s estimated commercial tax liability at December 2006 would total several million dollars. The Myanmar Government has also increased income tax to 30%. Monywa JVCo has lodged necessary appeals against the assessment for financial year 2004-05 as the first appeal and for financial year 2002-03 and 2003 -04 as the second appeal because the first appeal for these two financial years has been rejected. The tax has been paid pending resolution of the appeals.
Equity Holdings
IVN holds equity investments in a number of other mineral exploration and development companies. These holdings include, in particular, an approximately 46% interest in Jinshan, a corporation listed on the Toronto Stock Exchange that is developing the CSH 217 Gold Mine in China. Other equity investments include Asia Gold, Intec Limited, Entrée and Asia Now Resources Corp. which are all publicy listed companies. Both Jinshan and Asia Gold, which is owned as to approximately 45% by IVN, are affiliates of the Corporation, sharing office space and several management and administrative personnel. Upon completion of the Coal Reorganization IVN will substantially increase its shareholdings of Asia Gold. For more information see “DESCRIPTION OF THE BUSINESS - Mongolian Coal Division — Coal Reorganization Transaction.” A

66

description of the business of Jinshan and Asia Gold can be found through their continuous disclosure filings on SEDAR at www.sedar.com.
The following table outlines the publicly listed equity investments held by the IVN Group and their quoted market value as at December 31, 2006:

		Value
Company	Number of Shares	(US$)
Jinshan Gold Mines Inc.	67,250,060	88,251,644
Entrée Gold Inc.	10,435,489	16,200,562
Asia Now Resources Corp.	969,036	203,631
Asia Gold Corp.	7,469,201	12,940,892
Intec Limited	34,312,366	7,034,035

IVN also holds shares in certain non-public junior resource-related companies.
Employees
As at December 31, 2006, IVN had approximately 1,169 employees working at various locations.
DIVIDENDS
The Corporation has not paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, the Corporation’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the Yukon Business Corporations Act, the Board of Directors has no discretion to declare or pay a dividend on the Common Shares if they have reasonable grounds for believing that the Corporation is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized share capital of IVN consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As at March 29, 2007 there were 373,917,043 Common Shares and no preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in IVN’s articles of continuance, IVN’s by-laws and in the Business Corporations Act (Yukon), and its regulations.
Common Shares
The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Business Corporations Act (Yukon) nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Business Corporations Act (Yukon) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.
Preferred Shares
The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation’s directors. The Corporation’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.
Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.
MARKET FOR SECURITIES
The Common Shares of the Corporation are traded in Canada on the TSX, and in the United States on the New York Stock Exchange and Nasdaq Stock Market. The closing price of the Corporation’s Common Shares on the TSX on March 29, 2007 was Cdn.$12.98.
The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:
(stated in Canadian dollars)

PERIOD	HIGH	LOW	VOLUME
January 2006	$9.98	$8.35	29,479,462
February 2006	$9.62	$8.52	16,676,479
March 2006	$11.22	$8.56	36,074,791
April 2006	$12.00	$10.25	19,209,581

PERIOD	HIGH	LOW	VOLUME
May 2006	$11.05	$7.01	47,982,483
June 2006	$8.07	$6.51	18,733,470
July 2006	$7.75	$6.30	12,413,699
August 2006	$7.21	$6.45	30,822,096
September 2006	$7.71	$6.75	30,327,496
October 2006	$13.09	$6.37	76,442,406
November 2006	$12.46	$10.00	29,915,950
December 2006	$13.18	$10.76	21,534,978

DIRECTORS AND OFFICERS
The name, province or state, and country of residence and position with the Corporation of each director and executive officer of the Corporation, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years is as follows:

Name and Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
ROBERT M. FRIEDLAND Singapore	Chairman and Director (Director since March 1994)	Chairman of the Corporation (March 1994 to present); Chief Executive Officer of the Corporation (March 1994 to May 2006); Chairman and President, Ivanhoe Capital Corporation (a venture capital company) (1988 to present)

PETER G. MEREDITH B.C., Canada	Deputy Chairman and Director (Director since March 2005)	Deputy Chairman of the Corporation (May 2006 to present); Chief Financial Officer of the Corporation (May 2004 to May 2006); Chief Financial Officer of Ivanhoe Capital Corporation (a venture capital company) (1996 to present)

JOHN MACKEN Massachusetts, USA	Director, President and Chief Executive Officer (Director since January 2004)	Chief Executive Officer of the Corporation (May 2006 to present); President of the Corporation (January 2004 to present); Consultant (2000 to January 2004); Senior Vice President of Freeport McMoran Copper & Gold (a mining company) (1996 to 2000)

Name and Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
DAVID HUBERMAN B.C., Canada	Director (lead director) (Director since September 2003)	President, Coda Consulting Corp. (business consulting firm) (1993 to present)

R. EDWARD FLOOD Idaho, USA	Director (Director since March 1994)	Managing Director, Investment Banking, Haywood Securities (UK) Limited (investment dealer) (March 2007 to present); Deputy Chairman of the Corporation (May 1999 to February 2007); Senior Mining Analyst, Haywood Securities Inc. (investment dealer) (May 1999 to November 2001)

JOHN WEATHERALL Ontario, Canada	Director (Director since June 1996)	President of Scarthingmoor Assets Management Inc. (an asset management company) (April 1996 to present)

KJELD THYGESEN England	Director (Director since February 2001)	Managing Director, Lion Resources Management (investment firm and fund manager) (May 1989 to present)

HON. ROBERT HANSON England	Director (Director since February 2001)	Chairman, Hanson Capital Limited (investment and finance company) (February 1998 to present); Chairman, Hanson Transport Group (May 1990 to present); Hanson Westhouse (City of London merchant bank) (2006 to present)

DR. MARKUS FABER Hong Kong, China	Director (Director since February 2002)	Managing Director, Marc Faber Limited (investment advisory firm and fund manager) (June 1990 to present)

HOWARD BALLOCH Beijing, China	Director (Director since March 2005)	President, The Balloch Group (investment and consulting company) (July 2001 to present); Vice-Chairman, China-Canada Business Council (July 2001 to present); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 to July 2001)

DAVID KORBIN B.C., Canada	Director (Director since May 2006)	Independent Management and Financial Consultant (May 1998 to present)

TOM ALBANESE England	Director (Director since November 2006)	Director Group Resources, Rio Tinto (a mining company) (July 2006 to present); Chief Executive and head of Exploration of the Rio Tinto Copper group (a mining company) (May 2004 to present)

Name and Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
TONY GIARDINI B.C., Canada	Chief Financial Officer	Chief Financial Officer of the Corporation (May 2006 to present); Vice-President and Treasurer, Placer Dome Inc. (a mining company) (December 2003 to April 2006); Treasurer, Placer Dome Inc. (November 2002 to December 2003); Director, Treasury and Operations, Placer Dome Inc. (May 2000 to October 2002)

GENE WUSATY Alberta, Canada	President, Coal Division	President of the Corporation’s Coal Division (August 2006 to present); Vice President of Operations and Chief Operating Officer, Grande Cache Coal Corp. (a mining company) (2004 to September 2005); Mining Manager, Elk Valley Coal Corp. (a mining company) (2003); Mine Manager and Project Manager, Fording Coal Limited (a mining company) (1989 to 2002)

DOUGLAS KIRWIN Queensland, Australia	Executive Vice-President, Exploration	Executive Vice-President, Exploration of the Corporation (September 1995 to present)

STEVEN GARCIA North Carolina, USA	Executive Vice President	Executive Vice President of the Corporation (October 2005 to present); Project Director of the Corporation (May 2005 to present); CEO Chamoa Farm, Inc. (a wholesale landscaping and nursery company) (2001 to present)

JAY GOW B.C., Canada	Vice President, Marketing	Vice President, Marketing of the Corporation (May 2004 to present); Marketing Manager, Copper & Molybdenum, Compania Minera Antamina S.A. (a mining company) (January 2001 to December 2003)

PIERRE MASSE B.C., Canada	Vice President and Treasurer	Vice President and Treasurer of the Corporation (May 2004 to present); Chief Financial Officer of the Corporation (November 2001 to May 2004); Controller of the Corporation (October 1998 to November 2001)

Name and Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
BEVERLY A. BARTLETT B.C., Canada	Vice President and Corporate Secretary	Vice President of the Corporation, Asia Gold and Ivanhoe Energy Inc. (May 2006 to present); Corporate Secretary of the Corporation (June 2001 to present); Corporate Secretary, Asia Gold (August 2003 to present); Corporate Secretary, Jinshan Gold Mines Inc. (May 2003 to present); Corporate Secretary, Ivanhoe Energy Inc. (oil and gas company) (June 2001 to present);

DAVID WOODALL Western Australia, Australia	President, Gold Division	President, Gold Division of the Corporation (August 2006 to present); Operations Manager of Robe River Associates (a mining company) (March 2005 to August 2006); General Manager, Operations of Sino Gold Limited (a mining company) (April 2004 to January 2005); Mine General Manager of Placer Dome Inc. (a mining company) (July 2001 to 2004)
Each director’s term of office expires at the next annual general meeting of the Corporation.
Shareholdings of Directors and Senior Officers
As at March 29, 2007, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 101,772,370 Common Shares of the Corporation representing approximately 27.12% of the outstanding Common Shares of the Corporation.
Committees of the Board
The committees of the Board of Directors of the Corporation consist of an Audit Committee, a Compensation and Benefits Committee, a Corporate Governance and Nominating Committee, an Executive Committee and a Currency Advisory Committee (effective November 10, 2006). The members of the Audit Committee are John Weatherall, Kjeld Thygesen, Markus Faber and David Korbin. The members of the Compensation and Benefits Committee are David Huberman, Kjeld Thygesen, Robert Hanson, David Korbin and Howard Balloch. The members of the Corporate Governance and Nominating Committee are David Huberman, John Weatherall, Kjeld Thygesen, Robert Hanson, Markus Faber, David Korbin and Howard Balloch. The members of the Executive Committee are Robert Friedland, John Macken, Peter Meredith and David Huberman. The members of the Currency Advisory Committee are John Weatherall, Tony Giardini and Peter Meredith.
Conflicts of Interest
Certain directors of the Corporation and its subsidiaries are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the Yukon Business Corporations Act, directors and officers of the Corporation are required to disclose to the Corporation the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.
IVN has adopted a Code of Business Conduct and Ethics (the “Ethics Policy”) that applies to all directors, officers and employees of IVN and its subsidiaries. As required by the Ethics Policy, individuals representing IVN must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at IVN.
Audit Committee Information
Information concerning the Audit Committee of the Corporation, as required by Multilateral Instrument 52-110, is provided in Schedule A to this Annual Information Form.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed below or elsewhere in this Annual Information Form, no insider, director nominee or associate or affiliate of any such insider or director nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation.
At the end of 2006 and 2005 subsidiaries of the Corporation holding the Savage River Project owed approximately $5.1 million to Mr. Robert M. Friedland, Chairman of the Corporation, which indebtedness originated as a result of the December 2000 acquisition by the Corporation of the Savage River Project. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon the Corporation receiving proceeds in excess of approximately $111 million from the sale of the Savage River Project. To date, $49.7 million has been received from the sale with an additional $21 million expected to be received on Match 31, 2007.
The Corporation is a party to cost sharing agreements with other companies in which Mr. Friedland has a material direct or indirect beneficial interest. Through these agreements, the Corporation shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. The Corporation also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2006, the Corporation’s share of these costs was $11.7 million. The companies with which the Corporation is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, are as follows:

Robert Friedland
Corporation Name	Ownership Interest
Ivanhoe Energy Inc.	20.24%
Ivanhoe Capital Corporation	100%
Ivanhoe Nickel & Platinum Ltd.	50%
Jinshan Gold Mines Inc.	(1)
Asia Gold Corp.	(1)

(1)	Mr. Friedland owns 27.03% of the Common Shares of the Corporation, which owns 46.26 % of the common shares of Jinshan and 44.5% of the common shares of Asia Gold as at December 31, 2006.
TRANSFER AGENTS AND REGISTRARS
The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver and Toronto.

MATERIAL CONTRACTS
Reference is made to the material contracts that the Corporation has filed with Canadian securities regulatory authorities, coincident with the filing of this Annual Information Form, on the SEDAR website at www.sedar.com.
Below is a list of the contracts, including particulars, that are material to the Corporation and were entered into between January 2006 and December 2006 or were entered into before that date but are still in effect, other than those entered into in the ordinary course of business. No disclosure is made regarding any contract that was entered into prior to January 1, 2002.
1.	Equity Participation and Earn-in Agreement dated October 15, 2004 between IVN and Entrée Gold Inc., as amended November 9, 2004. See “GENERAL DEVELOPMENT OF THE BUSINESS — Three Year History — 2004” for further details.
2.	Coal Reorganization Agreement dated July 7, 2006 among IVN, IMMI, Ivanhoe Coal Ltd. (now called Ivanhoe Resources Ltd.), Ivanhoe Mongolia Coal LLC, Asia Gold and ASG Resources Ltd. In conjunction with this transaction, IVN and Asia Gold also entered into an Interim Funding Agreement dated April 25, 2006 and an Acquisition Agreement dated July 7, 2006. See “GENERAL DEVELOPMENT OF THE BUSINESS — Three Year History — 2006” for further details.
3.	Head Agreement dated February 4, 2005 among IVN, Stemcor Pellets AG, Stemcor Holdings Ltd. and Dominant Holdings AG, setting forth the terms and conditions of the sale of the Savage River Project.
4.	An Underwriting Agreement dated April 6, 2006 among IVN, GMP Securities Ltd. and HSBC Securities (Canada) Inc. Pursuant to this agreement, a syndicate of Canadian Underwriters, following the exercise of an over-allotment option, bought 18,400,000 common shares at a price of Cdn.$10.28 per share for gross proceeds of Cdn.$189,152,000.
5.	Private Placement Agreement dated October 18, 2006 as amended as of November 16, 2006 between IVN and Rio Tinto International Holdings Limited. See “GENERAL DEVELOPMENT OF THE BUSINESS - Three Year History — 2006” for further details.
INTERESTS OF EXPERTS
Deloitte & Touche LLP is the independent auditor of the Corporation.
The Corporation has relied on the work of the following experts in connection with the verification of the Corporation’s mineral reserve and resource estimates and certain other scientific and technical information in respect of its material mineral properties, as referenced in the Annual Information Form:
•	GRD Minproc for the Oyu Tolgoi Project in the Oyu Tolgoi Technical Report; and

•	Norwest Corporation for the reporting of resources on the Nariin Sukhait Project in the Nariin Sukhait Technical Report.
The Technical Reports are available for review on SEDAR at www.sedar.com.
To the knowledge of the Corporation, none of the corporations referred to above nor the qualified persons employed by the companies responsible for preparation of those reports or other qualified persons who contributed to the reports hold any outstanding Common Shares.

ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase the Corporation’s Common Shares and interests of insiders in material transactions is contained in the management information circular for the annual general meeting of the Corporation to be held on May 11, 2007, which will be made available on SEDAR concurrent with the delivery of the document to the Corporation’s shareholders. Additional financial information is contained in the Corporation’s comparative financial statements and MD&A as at and for the years ended December 31, 2006 and 2005. Copies of the information circular (when filed), financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Corporation at 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1.
Additional information relating to IVN may be found on SEDAR at www.sedar.com.

SCHEDULE A
Audit Committee Information
Composition of Audit Committee
IVN’s Audit Committee consists of Messrs. John Weatherall, Kjeld Thygesen, David Korbin and Dr. Markus Faber. Mr. Weatherall is the Chairman of the Audit Committee. The Board of Directors has determined that all members of the Audit Committee are “independent” and “financially literate” as defined in Multilateral Instrument 52-110. In addition, in accordance with New York Stock Exchange corporate governance listing standards, the Board of Directors has determined that John Weatherall and David Korbin are audit committee financial experts.
Relevant Education and Experience
John Weatherall
Mr. Weatherall holds a Chartered Financial Analyst designation. He is currently the President of Scarthingmoor Asset Management Inc. Prior thereto, he was Chairman of Toronto Dominion Asset Management, the investment unit of a Canadian Chartered Bank and head of Institutional Equity with responsibility for investment research at Wood Gundy Inc. and Greenshields Inc. Mr. Weatherall has previously served on the audit committee of five publicly traded companies.
Markus Faber
Dr. Faber holds a PhD in economics from the University of Zurich. He has over 35 years experience in the finance industry, including acting as manager of an investment bank in the United States in which he routinely performed financial analysis of a range of different companies. His current occupation is principal of Marc Faber Limited, an investment advisory firm and fund manager. He also acts as a director and advisor to a number of investment funds.
Kjeld Thygesen
Mr. Thygesen holds a bachelor of commerce, majoring in economics and accounting. He has been a resource investment analyst and fund manager for over 30 years. He has been the Managing Director of Lion Resources Management since 1989, and prior thereto was the Director, Natural Resources Department and fund manager for Rothschild Asset Management.
David Korbin
Mr. Korbin holds a Chartered Accountant designation. For 16 of his 25 years in the accounting profession, he was managing partner of a number of firms including the Vancouver office of Deloitte Haskins & Sells and Deloitte & Touche LLP. He is currently working as a management and financial consultant and has been a director of E-Comm Emergency Communications for Southwest British Columbia Incorporated since 2001 serving as Chair of the board of directors since 2004 and Chair of the audit committee from 2002 to 2003. Prior thereto, Mr. Korbin served on the board of directors for Vancouver General Hospital and the Vancouver Hospital and Health Sciences Centre.

Audit Fees
Deloitte & Touche LLP has served as the Corporation’s auditing firm since January 1995. Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2006 and fiscal 2005 were approximately Canadian $2,534,000 and Canadian $1,343,000, respectively. The aggregate fees billed by the auditors in fiscal 2006 and fiscal 2005 are detailed below.

(Canadian $ in 000’s)	2006	2005
Audit Fees (a)	$1,588	$936

Audit Related Fees (b)	$246	$208

Tax Fees (c)	$700	$200

All Other Fees (d)	—	—

Total	$2,534	$1,343

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2006 and 2005 consisted of:
•	audit of the Company’s annual statutory financial statements;

•	reviews of the Company’s quarterly financial statements; and

•	comfort letters, consents, and other services related to SEC and Canadian securities regulatory authorities’ matters.
In addition, in 2006 fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes Oxley Act of 2002 and the required attestations relating to internal controls.
(b)	Fees for audit-related services provided during fiscal 2006 and 2005 consisted of financial accounting and reporting consultations and audit of annual statutory financial statements of the Company’s subsidiaries.
(c)	Fees for tax services provided during fiscal 2006 and 2005 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Company and its subsidiaries.
(d)	The Corporation did not incur fees for products and services provided by its principal accountant during fiscal 2006 and 2005 not disclosed in subsections (a), (b) or (c) above.
Pre-Approval Policies and Procedures
All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service need to be reported to the Audit Committee at its regularly scheduled meetings.
Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.
Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were pre-approved by the Audit Committee or the Designated Member.

IVANHOE MINES LTD.
AUDIT COMMITTEE CHARTER
I. Purpose
The primary objective of the Audit Committee (the “Committee”) of Ivanhoe Mines Ltd. (“IVN”) is to act as a liaison between the Board and IVN’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by IVN to its shareholders, the public and others, (b) IVN’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) IVN’s risk management and internal financial and accounting controls, and management information systems.
Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of IVN and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that IVN’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.
The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.
II. Organization
The Committee shall consist of three or more directors and shall satisfy the laws governing IVN and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to IVN.
The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.
Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.
The Committee may form and delegate authority to subcommittees when appropriate.
III. Meetings
The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly with management, IVN’s financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.
The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.
The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may be IVN’s Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.
The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.
The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.
IV. Authority and Responsibilities
The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of IVN in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.
The Committee shall have the following responsibilities:
(a)	Auditors
1.	Recommend to the Board the independent auditors to be nominated for appointment as Auditors of IVN at IVN’s annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.
2.	When there is to be a change of the Auditors, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.
3.	Review the Auditors’ audit plan and discuss the Auditors’ scope, staffing, materiality, and general audit approach.

4.	Review on an annual basis the performance of the Auditors, including the lead audit partner.

5.	Take reasonable steps to confirm the independence of the Auditors, which include:
(a)	Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and IVN;

(b)	Considering and discussing with the Auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the Auditors;

(c)	Approving in advance any non-audit related services provided by the Auditor to IVN, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

(d)	As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.
6.	Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

7.	Confirm with the Auditors and receive written confirmation at least once per year (i) indicating that the Auditors are a member in good standing with the Canadian Public Accountability Board (CPAB) and comparable bodies in the United States, Australia and elsewhere to the extent required and disclosing any sanctions or restrictions imposed by the CPAB and such other comparable bodies; and (ii) responding to any other reasonable request of the Audit Committee for confirmation as to their qualifications to act as IVN’s Auditors.

8.	Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9.	Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10.	Receive all recommendations and explanations which the Auditors place before the Committee.

(b)	Financial Statements and Financial Information

11.	Review and discuss with management, the financial and accounting officer(s) and the Auditors, IVN’s annual audited financial statements, including disclosures made in management’s discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that IVN’s audited financial statements be included in IVN’s annual reports distributed and filed under applicable laws and regulatory requirements.

12.	Review and discuss with management, the financial and accounting officer(s) and the Auditors, IVN’s interim financial statements, including management’s discussion and analysis, and the Auditors’ review of interim financial statements, prior to filing or distribution of such statements.

13.	Review any earnings press releases of IVN before IVN publicly discloses this information.

14.	Be satisfied that adequate procedures are in place for the review of IVN’s disclosure of financial information and extracted or derived from IVN’s financial statements and periodically assess the adequacy of these procedures.

15.	Discuss with the Auditors the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:
(a)	the adoption of, or changes to, IVN’s significant auditing and accounting principles and practices;

(b)	the management letter provided by the Auditors and IVN’s response to that letter; and

(c)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.
16.	Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of IVN’s financial statements, including any significant changes in IVN’s selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

17.	Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in IVN’s annual proxy statement.

(c)	Ongoing Reviews and Discussions with Management and Others

18.	Obtain and review an annual report from management relating to the accounting principles used in the preparation of IVN’s financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

19.	Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management’s response to each.

20.	Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of IVN’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of IVN’s financial statements.

21.	Consider and approve, if appropriate, significant changes to IVN’s accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

22.	Review and discuss with management, the Auditors and IVN’s independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on IVN’s financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

23.	Enquire of IVN’s financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of IVN.

24.	Review the principal control risks to the business of IVN, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

25.	Review and discuss with management any earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as any financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations made).

26.	Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of IVN with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

27.	Review and discuss with management IVN’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, including IVN’s risk assessment and risk management guidelines and policies.

(d)	Risk Management and Internal Controls

28.	Review, based upon the recommendation of the Auditors and management, the scope and plan of the work to be done by IVN’s financial and accounting group and the responsibilities, budget and staffing needs of such group.

29.	Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review and assess the effectiveness of such systems

30.	Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

31.	In consultation with the Auditors and management, review the adequacy of IVN’s internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of IVN’s financial and accounting group.

32.	Establish procedures for (a) the receipt, retention and treatment of complaints received by IVN regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of IVN of concerns regarding questionable accounting or auditing matters.

33.	Review the internal control reports prepared by management, including management’s assessment of the effectiveness of IVN’s internal control structure and procedures for financial reporting and (ii) the Auditors’ attestation, and report, on the assessment made by management.

34.	Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(e)	Other Responsibilities

35.	Create an agenda for the ensuing year and confirm a timetable for the Audit Committee for the ensuing year.

36.	Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

37.	Review and approve (a) any change or waiver in IVN’s code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

38.	Establish, review and approve policies for the hiring of employees or former employees of IVN’s Auditors.

39.	Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.

40.	Review its own performance annually, seeking input from management and the Board.

41.	Perform any other activities consistent with this Charter, IVN’s articles and by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V.	Reporting
The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of IVN’s financial statements, IVN’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of IVN’s financial and accounting group.
VI.	Resources and Access to Information
The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.
The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of IVN or IVN’s outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of IVN necessary for the execution of the Committee’s obligations.
The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.